Commission File No. 1-11712

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

7 Atir Yeda St., Kfar Saba, Israel 44425
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.001 New Israeli Shekel per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

29,082,615

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [X] No [ ]

Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

PRELIMINARY NOTE

THIS ANNUAL REPORT CONTAINS HISTORICAL INFORMATION AND FORWARD-LOOKING STATEMENTS. STATEMENTS LOOKING FORWARD IN TIME ARE INCLUDED IN THIS ANNUAL REPORT PURSUANT TO THE "SAFE HARBOR" PROVISION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THEY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE OUR ACTUAL RESULTS IN FUTURE PERIODS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE PERFORMANCE SUGGESTED HEREIN, INCLUDING ALL OF THE RISKS AND UNCERTAINTIES DISCUSSED BELOW IN ITEM 3.D "RISK FACTORS" AND ELSEWHERE IN THIS REPORT. FURTHERMORE, WE OPERATE IN AN INDUSTRY SECTOR WHERE SECURITIES VALUES MAY BE VOLATILE AND MAY BE INFLUENCED BY ECONOMIC AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. FUTURE EVENTS AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN, CONTEMPLATED BY OR UNDERLYING THE FORWARD-LOOKING STATEMENTS AND THUS RELIANCE SHOULD NOT BE PLACED ON THESE FORWARD-LOOKING STATEMENTS, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. IN THE CONTEXT OF THE FORWARD-LOOKING INFORMATION PROVIDED IN THIS ANNUAL REPORT AND IN OTHER REPORTS, PLEASE REFER TO THE DISCUSSIONS OF RISK FACTORS DETAILED IN, AS WELL AS THE OTHER INFORMATION CONTAINED IN, THIS ANNUAL REPORT AND OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE URGE YOU TO CONSIDER THAT STATEMENTS THAT USE THE TERMS "BELIEVE," "DO NOT BELIEVE," "EXPECT," "PLAN," "INTEND," "ESTIMATE," "ANTICIPATE," "PROJECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE BASED ON ASSUMPTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES.

EXCEPT AS REQUIRED BY APPLICABLE LAW, INCLUDING THE SECURITIES LAWS OF THE UNITED STATES, WE DO NOT INTEND TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE AND WE DISCLAIM ANY OBLIGATION TO PUBLICLY REVISE ANY SUCH STATEMENTS TO REFLECT ANY CHANGE IN EXPECTATIONS OR IN EVENTS, CONDITIONS, OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED.

INDEX

PART ONE

PART TWO

PART THREE

EXHIBIT INDEX

SIGNATURES

PART I

Unless the context otherwise requires, all references in this annual report to "M-Systems", "we", "our", "us" and the "Company" refer to M-Systems Flash Disk Pioneers Ltd. and its consolidated subsidiaries. References to "dollars" or $ are to United States dollars.

All references herein to "Ordinary Shares" shall refer to our Ordinary Shares, nominal value 0.001 New Israeli Shekel per share.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

– Not applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

– Not applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected summary of financial information was derived from our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The selected summary data should be read in conjunction with, and are qualified in their entirety by, our Consolidated Financial Statements and notes thereto, which are presented elsewhere herein and by reference to "Item 5: Operating and Financial Review and Prospects."

Summary Consolidated Financial Information

	Year ended December 31,				
	1999	2000	2001	2002	2003
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues	$ 30,430	$ 92,589	$ 44,678	$ 64,817	$ 130,054
Cost of revenues	20,735	64,281	60,573	44,415	93,114
Gross profit (loss)	9,695	28,308	(15,895)	20,402	36,940
Operating expenses:					
Research and development, net	3,137	7,364	13,290	11,974	14,714
Selling and marketing, net	6,779	11,535	12,122	12,547	19,419
General and administrative	1,772	2,809	3,913	4,000	4,852
In-process research and development write-off	---	6,215	---	---	---
Total operating expenses	11,688	27,923	29,325	28,521	38,985
Operating income (loss)	(1,993)	385	(45,220)	(8,119)	(2,045)
Financial income, net	217	5,875	4,628	2,619	2,711
Other income (expenses), net	---	---	(1,193)	---	131
Income (loss) before minority interest in losses of a Subsidiary	(1,776)	6,260	(41,785)	(5,500)	797
Minority interest in losses of a Subsidiary	122	19	---	---	117
Net income (loss)	$ (1,654)	$ 6,279	$ (41,785)	$ (5,500)	$ 914
Basic net earnings (loss) per share	$ (0.08)	$ 0.25	$ (1.56)	$ (0.20)	$ 0.03
Diluted net earnings (loss) per share	$ (0.08)	$ 0.22	$ (1.56)	$ (0.20)	$ 0.03
Number of shares used in computing basic net earnings (loss) per share (in thousands)	19,881	25,368	26,716	26,953	28,178
Number of shares used in computing diluted net earnings (loss) per share (in thousands)	19,881	28,040	26,716	26,953	30,513

Summary Consolidated Financial Information (cont.)

	Year ended December 31,				
	1999	**2000**	**2001**	**2002**	**2003**
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents, short-term bank deposits, short term and long term marketable securities	$ 6,230	$ 120,476	$ 97,236	$ 94,094	$ 79,807
Working capital	15,710	155,694	87,264	70,297	65,827
Total assets	26,791	185,251	145,451	148,202	180,488
Shareholders' equity.............................	17,474	172,799	133,051	128,290	140,625

B. CAPITALIZATION AND INDEBTEDNESS

– Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

– Not applicable

D. RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference into this annual report before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND PRODUCTS

We have a history of losses and although recently turned profitable we may incur additional losses in the future.

We have a history of losses. Other than the year 2000 and the year 2003, in which we were profitable on an annual basis, we have incurred losses in each of our last ten years of operation. As of March 31, 2004, we had an accumulated deficit of approximately $ 52.5 million. We will need to generate increased revenues as well as manage our costs to maintain our recent profitability. We cannot assure you that we will be able to achieve or maintain profitability.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which may adversely impact the price of our shares.

Our quarterly operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation might cause our quarterly operating results in future periods to be below the expectations of securities analysts and investors. If that occurs, the market price of our Ordinary Shares could be materially and adversely affected.

Our relative mix of product and customers varies quarterly, which can negatively affect our gross margins.

Our product and customer mix varies quarterly, which affects our overall average selling prices and gross margins, due to varying sales prices for different customers and varying margins for different products. For instance, our DiskOnKey products, which currently represent the majority of our product revenues, have lower gross margins than our DiskOnChip products. Similarly, sales of our DiskOnChip products to the market for high end cell phones and personal digital assistants ("High-End Mobile Devices") have lower gross margins than sales of our DiskOnChip products to the market for set-top boxes and thin clients ("Embedded Devices"). Because our DiskOnKey products are ultimately sold to retail customers, these products may represent a higher proportion of our revenues in the fourth quarter, when there is generally greater demand for retail products in Western countries. Some of our DiskOnChip customers may concentrate their purchases in certain quarters, which could lead to fluctuations in the proportion of revenues represented by these products on a quarterly basis. In addition, overall market demand for any of our products could vary on a quarterly basis, and this could result in shifts in our relative product mix. Depending on the relative mix of sales of our various products as well as the mix of customers, our gross margins could fluctuate significantly from quarter to quarter and may be negatively affected in any given quarter.

We are dependent on DiskOnKey and DiskOnChip for the vast majority of our sales. As a result, our business will suffer if demand for any of these products declines or if we cannot develop new products to meet the needs of our customers.

The vast majority of our sales are generated by our DiskOnKey and DiskOnChip products, which accounted for 76%, 87% and 91% of our sales in 2001, 2002 and 2003 respectively. If other companies were to develop products with similar or better features, similar or better performance or wider acceptance than our DiskOnKey or DiskOnChip products, sales of our products could decline. If demand for any of these products declines, and we cannot develop new products that meet the needs of our customers, our sales would decline. Any significant decrease in the sales of our DiskOnKey or DiskOnChip products would have a material adverse effect on our business, financial condition and results of operations.

The amount of royalties payable to us from third parties varies quarterly and may decline in the future, which can negatively affect our gross margins and results of operations

The royalties payable to us from our patent cross license and other agreements are variable and fluctuate from period to period making it difficult to predict our royalty revenues. Our intellectual property strategy consists of licensing our patents and technology to manufacturers of flash memory and other third parties. Under these arrangements, we earn license fees and royalties on individually negotiated terms. Our income from licenses and royalties can fluctuate significantly from quarter to quarter as a portion of this income comes from royalties based on actual sales by our licensees. As a result, our license and royalty revenues have fluctuated in the past and are likely to continue to fluctuate in the future. Given the relatively high gross margins associated with license and royalty revenues, gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues. Our license and royalty revenues may decline in the future as our existing license agreements expire or caps are reached.

4

Our revenues and gross margins have been, and in the future may be, adversely affected by volatility in the market price of flash memory components.

For most of our products, we rely to a significant extent on the purchase of flash memory components or custom made products incorporating flash components from third party manufacturers and distributors. As a result, we are exposed to the risks associated with the volatility of the price of flash components.

In the event of a sharp decline in the price of flash components, the value of our inventory will fall and we may be compelled to write-down the value of our inventory, which may result in a significant decrease in our gross margins. In addition, we may need to reduce significantly our selling prices, which may result in a decline in our revenues and gross margins. For example, during the first half of 2001, flash component prices decreased significantly both due to the worldwide economic slowdown and the excess supply of flash components. This price decrease caused our revenues to decline significantly and required us to write-down $ 30.2 million of our inventory in the first half of 2001.

Alternatively, in the event that the market price for flash components increases (for example, as a result of increased demand for any reason or due to flash memory supply constraints), we may be unable to pass these price increases on to our customers and, consequently, our gross margins could be adversely impacted. For example, in the third quarter of 2003, due to increased demand for consumer electronic products, such as USB flash drives and flash memory cards for digital cameras, demand for flash memory components exceeded available supply, causing flash memory component prices to rise. Due to the higher prices for flash components in the quarter, our gross margins declined to 27%, as compared to 32% in the second quarter of 2003. Moreover, due to supply constraints, our suppliers did not allocate to us sufficient flash memory components to enable us to meet the orders of all our customers, forcing us to decline orders or shift product orders to the following quarter. We expect flash memory supply constraints to continue in the coming quarters, which will continue to adversely impact our gross margins. If flash component prices increase in the future, our gross margins could suffer, or we may not be able to sell our products at a profit, resulting in a loss of revenues and market share or in net losses.

There is seasonality in our business, which may lead to fluctuations in our product sales, which could adversely affect our sales in the first quarter of the fiscal year.

Sales of our DiskOnKey products to the consumer electronics market may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users.

High levels of inventory could adversely affect our gross margins.

We may accumulate a higher level of inventory of raw materials, including flash components, and finished goods than we need due to various reasons including:

- an anticipation of a shortage in components;

- unrealized sales forecasts;

- long-term commitments to our suppliers;

- cancellation of orders from customers; and

- an anticipation of an increase in prices.

In the event that we maintain large amounts of inventory, certain components or products, if warehoused for too long, might be rendered obsolete, which might cause us to incur an inventory write-off.

Our expected growth may strain our operations infrastructure and our supply chain.

Over the last twelve months, our revenues have grown significantly in response to increased customer demand. If this growth continues, it may strain our operations infrastructure and supply chain. To meet this growth, we will need to hire, train and manage additional employees. We also will need to identify and manage additional third party subcontractors to accommodate the growth. In addition, our logistical infrastructure, systems, procedures and controls may not be adequate to support rapid growth, which could adversely affect our business, financial condition and results of operations.

We depend on our key personnel, including our executive officers, the loss of whom could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, finance, marketing and operations personnel, including Mr. Dov Moran, our Chairman, President and Chief Executive Officer. We cannot assure you that we will be successful in retaining our key personnel. Any loss of the services of these key personnel could adversely affect our business, at least until a suitable replacement is identified, hired and acclimated.

We will not be able to sustain continued growth unless we are successful in attracting and retaining additional qualified personnel.

The success of our business depends on our ability to attract and retain highly qualified management, technical, sales, finance and marketing personnel. In particular, we require highly qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Individuals who possess these qualifications are in high demand, and we may not be successful in attracting, integrating and retaining them when and as needed in the various geographic regions in which we operate. In the past, we have from time to time experienced difficulty hiring the necessary engineering, sales and marketing personnel to support our growth.

Our revenues and gross margins may be adversely affected by reduced activity in our customers' markets.

As a result of the continued worldwide economic slowdown, many of our customers may reduce their spending, or increase their spending at slower rates than we anticipated, and may delay or cancel the development of new products. In addition, demand for new products incorporating our products – such as High-End Mobile Devices for our DiskOnChip product line or for new lap-top computers and PCs for our DiskOnKey product line may slow, resulting in reduced demand for our products. As a result, our revenues may decline, and our inventory levels may increase. To the extent our revenues decrease or our inventory levels increase in an environment of decreasing flash product prices or as a result of continuing lowered demand for our products, our gross margins and operating results may be adversely affected.

Our business depends significantly upon sales of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand due to changes in general economic conditions.

Our DiskOnKey and Mobile DiskOnChip products are targeted for consumer electronics applications. The consumer market is intensely competitive and is more price sensitive than our other target markets. Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers, which may be adversely affected by general economic conditions. The slowdown in the U.S. and global economy may cause consumers to defer or alter purchasing decisions, and accordingly could reduce demand for our products or products of our customers which incorporate our products. Softening demand for these products caused by worsening economic conditions has in the past caused, and may again in the future cause, decreased revenues. As a result, there is uncertainty with respect to our expected revenues, and further delays or reductions in consumer spending on electronics and related products could adversely affect our revenues and operating results.

We depend on the ability of original equipment manufacturers, or OEMs, and consumer electronics companies who purchase our products to achieve broad market acceptance for their products. If these OEMs and consumer electronics companies do not succeed in selling their products, this will reduce demand for our products and our revenues will be adversely affected.

Our customers are primarily OEMs and consumer electronics companies, who repackage or resell our products under private label to consumers or incorporate our products into products which are then sold to consumers. We are dependent upon the success of our customers and the broad market acceptance of their products. To the extent that consumers choose to purchase Universal Serial Bus ("USB") flash data storage devices and High End Mobile Devices from competitors of our customers, our revenues and operating results will be adversely affected.

Undetected hardware and software errors or defects may increase our costs and impair the market acceptance of our products.

Our products may contain undetected errors or defects. These could result either from errors or defects in components or products designed or manufactured by us that we fail to detect, or errors or defects in components supplied by third parties. Some of our customers integrate our products into their applications together with products they acquire from other vendors. As a result, when problems occur in an application, it may be difficult to identify the component that caused the problem. Regardless of the source of these errors or defects, we will need to divert the attention of engineering personnel from our product development efforts to address the detection of the errors or defects. These errors or defects could cause us to incur warranty or repair costs, liability claims or lags or delays. We could be forced to recall products that were already sold into the market by our customers. Our insurance policies may not provide sufficient protection should a claim be asserted against us. Moreover, the occurrence of errors or defects, whether caused by our products or the products of another vendor, may significantly harm our relations with customers, or result in the loss of customers, injure our reputation and impair market acceptance of our products.

We may make investments in companies or technologies, which may distract our management and disrupt or otherwise harm our business, and if consummated, may be unsuccessful.

One of our strategies is to make investments in complementary businesses, technologies or products if appropriate opportunities arise, including investments aimed at securing additional sources of supply of flash memory components. We have made several investments in companies or assets of companies in the past and we may in the future invest in additional businesses, products or technologies. These investments could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future investments. The issuance of equity securities could be dilutive to our existing shareholders. Alternatively, investments made with cash may reduce our cash reserves. In addition, any investment in another company will be subject to the risks faced by that company. To the extent that any company in which we invested in the past or any company in which we invest in the future thereafter loses value or does not succeed, we may lose part or all of our investment. We may also have to write-down the value of our investment in our financial statements to the extent that the carrying value exceeds its fair market value.

We may make acquisitions that result in difficulties in integrating the operations, personnel, and products of the acquired companies or result in significant charges or otherwise adversely affect our results of operations.

We may grow our business through acquisitions of companies, products or technologies that allow us to expand our existing product offerings or sales channels or enhance our technological capabilities. We cannot assure you that we will be able to identify suitable acquisition candidates in the future, or if we do identify suitable candidates that we will be able to make the acquisitions on commercially acceptable terms or at all. If we acquire another company, we could encounter difficulty integrating that company's personnel, operations, technology and products into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions, which could be dilutive to our existing shareholders. Alternatively, acquisitions made entirely or partially for cash may reduce our cash reserves. Furthermore, acquisitions may require one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, amortization of intangible assets or impairment of goodwill, any of which could negatively impact our results of operations. Any of these events could cause the price of our Ordinary Shares to decline.

Our DiskOnChip products generally have a long sales cycle, which increases our costs in obtaining orders and reduces the predictability of our earnings.

Our DiskOnChip products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers for DiskOnChip generally must make a significant commitment of resources to test and evaluate our products and to integrate them into their applications. As a result, our sales process for DiskOnChip is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our DiskOnChip products to new customers currently average approximately 12-24 months from the time we make a proposal to a customer until the time the customer begins to commercially manufacture its product. This requires us to invest significant resources to make sales, which increases our costs in obtaining orders and reduces the predictability of our sales.

Long sales cycles also subject us to risks not usually encountered by companies whose products have short sales cycles, complicating our planning processes and reducing the predictability of our earnings. These risks include:

- the potential cancellation of orders based on customers' changing budgetary constraints;
- the shift in orders expected in one quarter to another quarter because of the timing of customers' procurement decisions; and
- the unpredictability of internal acceptance reviews.

Sales to a small number of customers represent a significant portion of our revenues. If we were to lose any of our significant customers, or if we experience a reduction in demand from them, our revenues and operating results would suffer.

More than half of our revenues come from a small number of customers. Specifically, sales to our top three customers accounted for approximately 19% of our revenues in 2001, 34% in 2002 and 30% in 2003, and sales to our top 10 customers accounted for approximately 47% of our revenues in 2001, 56% in 2002 and 55% in 2003. In addition, in 2003, sales to one of our customers represented 15.6% of revenues. If we were to lose any of our significant customers or experience any material reduction in orders from these customers, our revenues and operating results would suffer. Because our sales are made by means of standard purchase orders rather than long-term contracts, we cannot assure you that these customers will continue to purchase quantities of our products at current levels, or at all. In particular, due to the nature of the market for our DiskOnKey products, the fact that a customer can, with relatively little effort and investment, move from our product to a product of a competitor and the relative ease with which our customers may terminate their business relationship with us, we may encounter a severe reduction in sales of our DiskOnKey products over a very short period of time. In addition, the composition of our major customer base changes from year to year as the market demand for our customers' products change, and as we introduce new or improved products targeted at different or additional markets. We expect our operating results for at least the next several years to continue to depend on sales to a relatively small number of customers.

Increased expense levels and significant fixed costs will harm our business if our revenues do not grow.

We have significant fixed costs and we cannot readily reduce these expenses over the short term. We expect our operating expenses to increase due primarily to planned increases in sales and marketing and research and development activities to support our growth plan. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, and we are not able to reduce our expenses in the short term, or at all, our business, financial condition and results of operations will be adversely affected.

Our stock price has been, and may continue to be, volatile for various reasons, including the volatility and downturn in share prices for technology companies generally and companies in our industry specifically.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, between January 1st, 2001 and May 1st, 2004, our closing stock price has fluctuated from a low of $ 3.92 to a high of $ 23.15. We believe that fluctuations will continue as a result of, among other things, the factors discussed herein and as a result of announcements by us, our competitors or third parties (such as industry and research analysts) regarding our business, the business of our competitors, our markets, technological innovations, or changes in earnings estimates. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology companies have been especially volatile, often for reasons outside the control of these companies. These fluctuations, as well as general economic, political and market conditions, including certain conditions related to the State of Israel (see in "Risks Related to Our Israeli and International Operations"), may have an adverse effect on our stock price. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

Certain provisions of our Articles of Association and of Israeli law could delay, hinder or prevent a change in our control.

Our Articles of Association contain provisions that could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our Articles of Association provide that any merger or significant acquisition involving us requires the approval of 75% of the voting power of our shareholders present at a meeting, in person or by proxy, and voting on the transaction. This provision of our Articles of Association can only be amended by the same supermajority shareholder vote required for approval of a merger or acquisition transaction. In addition, certain provisions of the Israeli Companies Law 1999, which came into effect on February 1, 2000, could also delay or otherwise make more difficult a change in our control.

RISKS RELATED TO DEVELOPMENT AND MARKETING OF NEW PRODUCTS

We will not be able to sustain our growth unless the emerging markets for our products, and for those products that incorporate our products, continue to grow, and unless we are able to meet the changing needs of these emerging markets.

Sales of our DiskOnChip products accounted for approximately $41.0 million of our revenues in 2003, an increase of 39% as compared to DiskOnChip sales in 2002. Sales of our DiskOnChip products are directly related to the demand for High-End Mobile Devices and Embedded Devices. High-End Mobile Devices and Embedded Devices are still relatively new products, and we cannot assure you that they will achieve market acceptance, that demand for these products will grow or that our products will be included in the High-End Mobile Devices and Embedded Devices that achieve broad market acceptance. Most High-End Mobile Devices currently do not use or need embedded flash memory for data storage and we cannot be sure that the requirement for embedded data storage in that market will grow or that High-End Mobile Device designers and OEMs will choose to use the DiskOnChip. If sales of High-End Mobile Devices and Embedded Devices do not grow, or if successful High-End Mobile Devices or Embedded Devices do not incorporate our products, then sales of our DiskOnChip products will decrease or will not grow as anticipated. This would reduce our profitability, if any, or increase our losses.

Sales of our DiskOnKey products accounted for approximately $ 77.6 million of our revenues in 2003, an increase of 190% as compared to DiskOnKey sales in 2002. The market for our DiskOnKey products is a relatively new market that provides a new solution for personal and secured data storage, enabling easy transfer of data between different computers and other applications through the USB data port found on the majority of computers and similar devices. We cannot be sure that the need for such new products will develop, that demand for these products will grow or that our products will be accepted as the preferred solution by OEMs, consumer electronics companies and consumer end-users. If the demand for USB compatible personal flash data storage devices does not grow, or the DiskOnKey is not chosen by the relevant OEMs, consumer electronic companies and consumer end-users as their preferred solution, then sales of our DiskOnKey products to this market will not develop or grow as anticipated. This would reduce our profitability, if any, or increase our losses.

Our business will be harmed if we fail to anticipate new technological changes or to introduce new products in a timely manner.

The market for our products is characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete and unmarketable. Although we design our products to fit and match certain market standard interfaces, some of these interfaces may change over a relatively short period which may cause our then existing products to become obsolete while possibly enabling competing products. Our ability to anticipate changes in technology and industry standards and interfaces and to successfully develop and introduce new and enhanced products on a timely basis will be a critical factor in our ability to grow and to remain competitive. In addition, the anticipated development schedules for high technology companies are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and product introductions from competitors. Our inability, for technological or other reasons, to develop products and product enhancements that are technologically competitive, responsive to customer needs or competitively priced would adversely affect our business, financial condition and results of operations.

In transitioning to new technologies and processes, we face design and production risks that may cause significant product delays that could harm our business.

The flash memory market continues to enjoy successively higher memory capacities at lower costs per megabyte due to the implementation over time of more advanced technologies and manufacturing processes. Our success depends on our ability to continuously redesign our products to integrate with the latest flash memory technologies and manufacturing processes. The transition to new technologies and processes is highly complex and requires new designs, components, testing and qualification processes. We cannot assure you that we will be able to timely adapt our products to new emerging technologies or offer such new products at competitive prices, or that we will not suffer from design and quality issues in connection with the transition to new technologies. We cannot assure you that we, along with our suppliers and subcontractors, will successfully develop and bring into full production with acceptable yields and reliability products based on these technologies and processes, or that any development or production ramp-up will be completed in a timely or cost-effective manner. If we are not successful in adapting to new technologies or if our transition to these new technologies is too slow or too costly, our business, financial condition and results of operations could suffer.

RISKS RELATED TO THIRD PARTY MANUFACTURERS, SUPPLIERS AND SUBCONTRACTORS

We depend on Toshiba Corporation ("Toshiba") and Samsung Electronics Co., Ltd. ("Samsung") for flash memory components and any shortage or disruption in our supply from these sources or achievement of lower yield than expected will adversely affect our results.

Our flash memory based products require flash memory components, which are currently supplied by Toshiba and Samsung. We recently secured commitments from both Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity. We expect that we will depend upon Toshiba and Samsung for a significant portion of our anticipated flash memory requirements. In the past, our suppliers have, at times, been unable or unwilling to meet our supply needs, which has adversely affected our operating results. If either Toshiba or Samsung fails to comply with its supply commitment to us, in terms of volumes and or pricing of flash, or closes down or downsizes its flash business, our business, financial condition and operating results will be adversely affected. In addition, if either Toshiba or Samsung terminates its supply relationship with us at any time, our business, financial condition and operating results will be adversely affected. In the event that we are supplied by Toshiba or Samsung with flash memory components with low yield, our operating results and our ability to supply products to our customers will be adversely affected. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes, could significantly harm our business, financial condition and results of operations. In addition, if our flash suppliers do not continue to invest in the required advancements to their flash technology and flash products, our business, financial condition and operating results may suffer.

Difficulty in estimating supply requirements may cause us to overestimate our requirements and build excess inventories, or underestimate our requirements and have a shortage of supply, either of which will harm our financial results.

Under the terms of our agreements with Toshiba and Samsung, we are obligated to provide advance rolling forecasts of anticipated requirements for components that we use to manufacture some of our products. Because a significant portion of our products is sold into emerging consumer markets, it is difficult to accurately forecast future sales. In addition, sales visibility remains limited because a substantial majority of our quarterly sales are from orders received and fulfilled in the same quarter, which makes accurate forecasting difficult. Generally, the estimates for the first few months of each rolling forecast we provide to Toshiba and Samsung are binding commitments and cannot be cancelled and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month's forecast. This limits our ability to react to fluctuations in demand for our products. If we underestimate our needs when we place orders, we may be unable to meet our customers' demands, and we could lose revenues and market share to our competitors. Alternatively, if we overestimate our need for products, we could increase our inventory levels, which could result in reduced gross margins. Either of these situations could have a material adverse effect on our business, financial condition and operating results.

If our flash memory suppliers are unable to provide us with sufficient quantities of flash memory in a timely manner at competitive prices, we would have to seek alternate suppliers, which may not be available, and this would adversely affect our results.

If we are unable to obtain sufficient quantities of flash memory from Toshiba and Samsung at competitive prices, or if Toshiba or Samsung are unable or unwilling to timely satisfy our requirements on competitive terms, and other flash memory suppliers do not meet our additional capacity requirements in a timely manner and at competitive prices, we would not be able to manufacture and deliver flash memory products to satisfy our customers' requirements. If we are unable to satisfy the requirements of our customers or supply them in the volumes they request, they will likely reduce future orders or eliminate us as a supplier. Our reputation would likely also be harmed and we may not be able to replace any lost business with new customers. Even if we are able to obtain flash memory in sufficient volumes and on schedules that permit us to satisfy our delivery requirements, we cannot assure you that the prices charged by these suppliers will enable us to compete effectively in our market. If we are unable to obtain flash memory at competitive prices, our margins would decline unless we could raise the prices of our products in a commensurate manner or offset the cost increases elsewhere. The existing competitive conditions may not permit us to do so, which would adversely impact our gross margins and operating results.

We depend on Toshiba as a single source to manufacture our Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products, and we expect to be dependent on it as a single source for future DiskOnChip products. Any delay or disruption in our receipt of these products from Toshiba will adversely affect our results.

We developed our Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products as part of a strategic relationship with Toshiba. At present, Toshiba is our sole manufacturer of the Mobile DiskOnChip, DiskOnChip Millennium and DiskOnChip Millennium Plus products. In addition, we are working with Toshiba on the joint development of future DiskOnChip products, for which they will be the sole source of supply as well. Toshiba not only provides the flash components but also manufactures and assembles the finished product. If Toshiba was to breach its obligations under its agreements with us, close down or downsize its flash business, experience manufacturing problems or delays for any reason, including difficulty in obtaining sufficient raw materials, work stoppages, excessive demand for its manufacturing capacity or other causes, we may be unable to fill our customers' orders for these product or unable to fulfill them in a timely fashion, which would result in lost sales and significantly lower revenues. We are seeking to develop with other manufacturers products that will be comparable to the DiskOnChip although possessing different features and capacity. This will require additional hardware and software development, and we cannot assure you that we will be successful in developing such comparable products or that such other manufacturers will succeed in delivering products which are of similar cost, quality and functionality.

We depend on a limited number of third party subcontractors to manufacture and assemble our DiskOnKey products, and any delay or disruption in the supply of these products will adversely affect our results.

We rely on a limited number of third party subcontractors. In particular, we have agreements with AboCom Ltd., Global Brands Manufacturing Limited, or GBM, and Celestica Italia S.r.l. to manufacture and assemble most of our DiskOnKey products. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems, either of which could increase the manufacturing costs of our products and have adverse effects on our operating results. If any of our subcontractors are unable or unwilling to continue to manufacture, assemble and deliver products of acceptable quality, at acceptable costs and in a timely manner, due to conditions in their respective countries or otherwise, our future results might be adversely affected. In addition, we do not have long-term contracts with our subcontractors. As a result, these subcontractors may terminate their relationships with us at any time, generally upon advance notice. In either case, we would be required to qualify new subcontractors, which could take as long as six months, as well as result in unforeseen operations problems, and our results may be adversely affected.

We depend on third parties for the supply and quality of components required for the manufacture of our products, and any delay or disruption in the supply of these products will adversely affect our results.

We rely on third parties to manufacture and supply components for our products, including the capacitors, printed circuit boards and the application specific integrated circuit ("ASIC") components used in our DiskOnKey and in some of our DiskOnChip products. For some components, we rely on a single source of supply, such as Atmel Sarl which supplies us with certain ASIC components for our DiskOnKey products. Because we depend on single suppliers for certain key components, and do not have a long-term supply contract with our suppliers, we face the risk of inadequate component supply, price increases, late deliveries and poor component quality, as any supplier may terminate their relationships with us or pursue other relationships with our competitors. If we were to lose our relationship with these suppliers, the lead time required to qualify new suppliers could be as long as six months. Also, if we lose our single suppliers or these suppliers are otherwise unable to satisfy our volume and delivery schedule requirements, it may be difficult to locate any suppliers who have the ability to develop, manufacture and deliver the specialized components we need for our products in the desired lead times and quality.

Our component suppliers are often operating at peak capacity. At times, the demand for components used in our products has exceeded available supply, and suppliers have raised prices and/or been forced to allocate limited resources among competing purchasers. On certain occasions we have been unable to obtain adequate supplies of certain components, which has resulted in delayed or lost sales of our products. In other cases, we have been required to keep unusually large component inventories in order to avoid shortages. We cannot assure you that shortages will not occur in the future.

Furthermore, if we experience quality problems from any of our component suppliers, it could take us a significant amount of time to identify the problem as associated with a particular component, ascertain whether this is as a result of a design or a manufacturing flaw and either correct the problem, if possible, replace the components or find an alternate source of supply. Any such quality problem or delay could, in addition to causing us lost sales, detrimentally affect our reputation in the market and cause us to incur additional costs as a result of the recall and replacement of affected products.

Loss of or damage to inventory held by our subcontractors could damage our relationships with our customers.

Some of our inventory is held directly by our third party subcontractors and is outside of our physical control. We may be exposed to additional risks relating to this inventory, including loss of or damage to the inventory. In the event that inventory held by our third party subcontractors is damaged and we are unable to timely replace that inventory, we may not be able to meet our customers' orders.

Our business will be harmed if operating system vendors do not continue to support our software and include our software with their operating systems.

Our marketing strategy for DiskOnChip relies on our software being included in major operating systems. These operating systems are constantly being updated. If we are unable to maintain or obtain the support of major operating systems for our products, if the developers and distributors of major operating systems choose to support a competing product instead of our own or support other competing solutions together with our solution, or if other operating systems that do not include our software achieve market acceptance, this could adversely impact sales and accordingly have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO COMPETITION

We sell our products in a highly competitive industry, often in competition with larger companies with substantially greater resources. Our failure to compete effectively could hurt our sales.

The markets in which we compete are characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our DiskOnChip, DiskOnKey and other flash memory products compete with other flash data storage devices, standard flash components, hard drives and alternative data storage technologies. Our competitors include many large U.S. and international companies that have substantially greater financial, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, broader product lines and longer-standing relationships with customers than us, which may limit our ability to effectively compete with them. We believe that our ability to compete successfully depends on a number of factors, including the price, quality, features, performance, ease of integration and availability of our products. We expect competition to increase in the future from existing competitors and from other companies, including flash manufacturers, that may enter our existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional and better features.

DiskOnKey. Our DiskOnKey product competes with other USB-compatible flash data storage devices, removable magnetic media, removable optical media, flash cards, floppy drives and other removable storage media. Our competitors in this market currently consist of numerous computer peripheral manufacturers or hardware manufacturers, the majority of whom are located in the Far East where manufacturing costs tend to be lower. Many of these competitors are vying for and attaining market share on the basis of aggressive pricing. In addition, we also currently experience and expect to continue to experience competition from large U.S. and/or international companies (including flash manufacturers) that have substantially greater resources, greater access to component fabrication capacity, often at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

DiskOnChip. Our DiskOnChip products compete mainly with competing solutions offered by flash manufacturers. These flash manufacturers may have an advantage over us in that they have substantially greater financial, sales, technical, marketing, logistical infrastructure and support and other resources, greater access to component fabrication capacity, at substantially lower costs, broader product lines and longer-standing relationships with customers than we do.

We may be unable to maintain market share due to price competition or supply constraints, which would reduce our potential revenues and profitability.

During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. We have in the past experienced, and may in the future experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. Conversely, under conditions of tight flash memory supply, we may be unable to meet customer demand and maintain our market share. The market for flash memory products is currently undergoing a period of tight supply, but we cannot predict if this condition will continue and, if it does, for how long. Our future growth rate depends in part on our ability to obtain sufficient flash memory wafers and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors.

We may face competition in our target markets from some of our partners and their customers, due to our license agreements with our partners.

We have entered into license agreements with several of our partners, including Toshiba and Samsung. Under these agreements, these parties and, in some circumstances their customers, may manufacture and sell products that incorporate technology covered by our patents which compete with our DiskOnKey and DiskOnChip products. In particular, pursuant to our agreements with Toshiba, Toshiba has begun to market and sell the Mobile DiskOnChip, DiskOnChip Millennium and the DiskOnChip Millennium Plus to customers under Toshiba's trademark, subject to Toshiba paying us specified royalties. In addition, Toshiba may separately market and sell USB flash data storage devices similar to our DiskOnKey products. Toshiba also has the right to directly market products that we may jointly develop in the future. Pursuant to our agreement with Samsung, Samsung may market and sell products that compete with our DiskOnKey and DiskOnChip products. In addition, we have agreed not to pursue any action for infringement of our patents against any customer of Samsung which manufactures flash data storage devices that incorporate both flash components and controllers provided by Samsung. Any current or future agreements to license our patents to our partners and competitors, may increase competition and may adversely impact our revenues.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our business could suffer if third parties infringe upon our proprietary technology, and our patents and proprietary technology may not afford us sufficient protection from infringement.

Our success is dependent upon our proprietary technology. As of May 1st, 2004, we had 31 U.S. patents and several foreign patents relating to our technology and products. We also have as of such date 59 applications for patents pending in the U.S. with respect to new products and technologies. We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements, to establish and protect the proprietary rights and technology used in our products. However, these methods may not afford complete protection and we cannot assure you that:

- any of our existing patents will not be invalidated;

- patents will be issued for any of our pending applications;

- any claims allowed from existing or pending patents will have sufficient scope or strength;

- our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage;

- any of our products do not infringe on the patents of other companies; or

- our competitors will not be able to design their products around our patents or independently develop our trade secrets and know-how.

We are currently involved in several opposition and/or revocation procedures where we have opposed third party patents in various jurisdictions (China, UK and Taiwan). Oppositions to our patent applications have been filed by third parties in Taiwan and in Australia.

We may be involved in litigation regarding our intellectual property rights, which would be costly and would divert the efforts of our key technical and management personnel.

Given the developing nature of our markets and the related intellectual property, we cannot assure you that some of our competitors will not infringe our intellectual property rights, and thereby force us to incur substantial costs if we choose to defend our rights. We recently settled one legal action in connection with the infringement by others of our intellectual property rights (see Item 4.B below the paragraph titled "Settlement of Patent Litigation and New License Agreement"). Litigation involving intellectual property can become complex and extend for protracted time and is often very expensive. Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. If we bring an intellectual property infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable.

Our products may infringe on the intellectual property rights of others and this could cause us to have to stop manufacturing or selling certain of our products.

Third parties may assert against us infringement claims or claims that we have violated their patent or infringed their copyright, trademark or other proprietary right. We currently are involved in one legal action in connection with the allegation of our infringement of the intellectual property rights of a third party (see Item 8.A below the paragraph titled "Legal Proceedings"). An infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources by us. An adverse determination of any infringement claim could subject us to significant liabilities to third parties, could require us to seek licenses from third parties or expend significant resources to develop non-infringing technology and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business, financial condition or results of operations.

We may be unable to license intellectual property to or from third parties as needed.

We may desire or be required to obtain licenses from others in order to further develop, produce and market commercially viable products. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third-party patents. We cannot assure you that we will be able to obtain any required licenses on commercially reasonable terms, if at all, that the patents underlying those licenses will be valid and enforceable or that the technology underlying those licenses will remain proprietary in nature. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licenses in the future.

We may need to indemnify third parties for infringement claims related to our intellectual property.

We historically have agreed to indemnify distributors, partners and customers for alleged patent infringement claims in connection with our technology or products. The scope of this indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney's fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our distributors, partners and customers could adversely affect our business, financial condition or results of operations.

RISKS RELATED TO OUR ISRAELI AND INTERNATIONAL OPERATIONS

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a significant and escalating increase in violence between Israel and the Palestinians, primarily but not exclusively in the West Bank and Gaza Strip. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of our employees, which could have a material adverse effect on our business. In addition, several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all male adult citizens and permanent residents of Israel under the age of 45 can, unless exempt, be called up and obligated to perform active military reserve duty for as many as 36 days annually (beyond this age, they may be called up and obligated to take part in military training for as many as 13 days annually). Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Any disruptions or other difficulties experienced at our manufacturing facility in Israel could adversely affect our business.

We operate one manufacturing facility at our headquarters in Kfar-Saba, Israel. We currently manufacture our FFD and DiskOnChip 2000 products at that facility. If we experience quality problems or any significant technical or other difficulties or interruptions in the manufacture of our products at this facility, this could have an adverse effect on our business, financial condition and results of operations.

The government programs and tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the 'approved enterprise' status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of these programs and tax benefits could increase our expenses, thereby reducing our profits or increasing our losses.

Our results may be negatively impacted by the appreciation of the NIS against the U.S. Dollar.

The majority of our revenues is denominated in U.S. dollars or is dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses in Israel and the costs of maintaining our facilities in Israel, in NIS. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. In 2003, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. We cannot assure you that we will not be materially adversely affected if the NIS appreciates against the dollar in the future.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Substantially all of our executive officers and directors and certain experts named in this prospectus are nonresidents of the U.S., and a substantial portion of our assets and the assets of these persons are located outside the U.S. Therefore, it may be difficult to enforce a judgment obtained in the U.S. against us or any such persons. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that we would be harmed.

Our operations may be adversely affected by fluctuations in currency exchange rates.

We price our products primarily in U.S. Dollars. If the Euro, Japanese Yen, New Taiwanese (NT) dollar or other currencies in regions in which we sell our products weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. Also, in the event that any of our customers require that our products be quoted and sold in currencies other than the U.S. Dollar, we may receive income in such other currencies and as a result, our results will be impacted by fluctuations in the currencies relative to the U.S. Dollar.

In addition, certain of our expenses are in, or are linked to, currencies other than the U.S. Dollar, principally the NIS, the NT dollar and the Japanese Yen. This exposes us to potentially increased operational costs as well as increased costs for certain of our products as a result of currency fluctuations.

Terrorist attacks and government responses thereto and wars may have an adverse effect on all aspects of our business.

The terrorist attacks in the US, US military responses to these attacks, the ongoing hostilities in Iraq and threats of war and acts of terrorism in Europe and elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer retail demand and our business. Any escalation in these events or similar future events may disrupt our worldwide operations or those of our customers and suppliers and may adversely affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the US and world economy in general and consumer confidence and spending in particular, which could harm our sales.

Our U.S. investors could suffer significant adverse tax consequences if we are characterized as a passive foreign investment company.

We would be a passive foreign investment company ("PFIC") for US Federal Income Tax purposes if (i) 75% or more of our gross income in a taxable year including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, produce, or are held for the production of passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, or if the US Internal Revenue Service subsequently successfully asserts that we are, were or became a PFIC at some point, many of our shareholders will be subject to potentially substantial adverse tax consequences, including:

- Taxation at the highest ordinary income tax rates in effect during the holding period on some distributions on our Ordinary Shares, and gain from the sale or other disposition of our Ordinary Shares;

- Paying interest on taxes allocable to prior periods; and

- No increase in the tax basis of our Ordinary Shares to fair market value at the date of the holder's death.

We believe that we were not a PFIC for 2002 and will not be a PFIC for 2003. Our belief is based, in part, on our market capitalization and, if we are to offer any securities or borrow funds, our plans for spending the proceeds. The tests for determining PFIC status are applied annually and it is difficult to make an accurate prediction of future income and assets which are relevant to this determination. Accordingly, we cannot assure you that we were not a PFIC for 2002 nor that we will not be treated as a PFIC in 2003 or in future years.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our commercial and legal name is M-Systems Flash Disk Pioneers Ltd. We are a company organized under the laws of the State of Israel and are subject to the Companies Law. We were incorporated on November 10th, 1982 and began operation in 1989. Our principal offices are located at 7 Atir Yeda St., Kfar Saba 44425, Israel and our telephone number is +972-9-764-5000. Our U.S. agent is our subsidiary, M-Systems, Inc., located at 8371 Central Avenue, Suite A, Newark, CA 94560, and its telephone number is (510) 494-2090.

In March 2000, we completed a secondary offering of our Ordinary Shares, which provided net proceeds for the company of approximately $ 149.6 million. In September 2000, we effected a 2-for-1 stock split in the form of a 100 percent stock dividend.

In September 2000, we acquired the assets of Fortress U&T Ltd. ("Fortress") for approximately $ 8 million. These assets included significant technology, patents and know-how relating to implementation of secured encryption, data protection, secure smart card technology and secure payment schemes. These technologies can provide security and access control to prevent accidental or intentional modification of a customer's application code residing on a flash disk, copy protection to prevent piracy and unauthorized cloning, and reliable authentication of authorized users. As part of this transaction, most of Fortress' employees formed our new research and development center in Omer, Israel to develop new flash disk security features and to integrate advanced security features into our existing and future flash disk products.

In October 2000, we purchased 586,080 preferred shares of Saifun Semiconductors Ltd. ("Saifun") for approximately $ 10 million. Saifun is a private, venture-backed Israeli company engaged in research, development, production and marketing of flash memory products and technology. Boaz Eitan, who was, up until December 17th, 2002, a member of our Board of Directors, is the founder, chief executive officer and a director of Saifun (see Item 7.B below the paragraph titled "Related Party Transactions").

In April 2001, we signed an agreement for the purchase of the building in which our headquarters' executive offices, research, development and manufacturing facilities are located. As part of the agreement, we also purchased a vacant lot adjacent to our offices. The aggregate consideration for these purchases was approximately $ 10.5 million, which we financed ourselves. Some of the consideration has been placed in an escrow fund pending the receipt by the sellers of these properties of various permits and third party approvals. In addition to the consideration paid for the building and the adjacent lot, we invested an additional $ 3.29 million in developing and renovating the facility.

In April 2003, we established a subsidiary in Israel named Smart Caps Ltd. ("Smart Caps") for the purpose of developing and marketing smart applications for our line of DiskOnKey products. The State of Israel, through the Office of the Chief Scientist ("OCS"), has committed to investing up to approximately $ 550,000 in Smart Caps. This investment by the OCS is to at least match our investment in Smart Caps. In consideration for such investments, M-Systems and the OCS are to be issued shares in Smart Caps pro rata to each of their relative investments. We have since informed the OCS of the cessation of research and development in Smart Caps as from December 31st, 2003 and may wind up Smart Caps in the future.

On May 1st, 2003, we entered into a Share Purchase Agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 Ordinary Shares in consideration for $ 4.1 million, which transaction was subsequently consummated (see Item 7.B below the paragraph titled "Related Party Transactions").

On July 15, 2003, we entered into and consummated an Ordinary Shares Purchase Agreement with Toshiba for the purchase of 330,811 Ordinary Shares in consideration for $ 4.0 million.

In February 2004, we completed a secondary offering of our Ordinary Shares, which provided net proceeds for the company of approximately $95.0 million.

B. BUSINESS OVERVIEW

Our Business

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip product.

We pioneered the USB flash drive concept with our DiskOnKey product, a personal, portable, thumb-sized flash disk drive for the storage and transfer of digital data files, including media files such as pictures and audio files. USB flash drives are beginning to replace the current standard 3.5 inch format floppy disk drives in personal computers (PCs) and, as a result, PC manufacturers are beginning to bundle USB flash drives with sales of PCs. Our DiskOnKey customers include many of the largest PC manufacturers.

Our DiskOnChip product jointly developed with Toshiba was the first monolithic flash disk product to be introduced to the market, combining flash memory and a controller on a single die. Mobile DiskOnChip, our next generation DiskOnChip product, is a high-capacity, high performance flash data storage solution for the multimedia mobile handset market. By combining our expertise in the management and optimization of flash memory with Toshiba's advanced flash memory technology, we have developed a flash memory solution for multimedia mobile handsets that provides high reliability, high speed and low power consumption with a smaller footprint than competing solutions. We believe that Mobile DiskOnChip is the most compact embedded flash data storage solution for multimedia mobile handsets available in the market. Our Mobile DiskOnChip has numerous design wins and has been designed into many multimedia mobile handsets, including handsets produced by four of the five leading handset manufacturers.

To support our anticipated growth, we recently entered into agreements with Toshiba and Samsung, our principal suppliers of flash memory components. Each supplier has committed to provide us with a specified portion of its flash components manufacturing capacity at terms more favorable in many respects than under our previous arrangements. We believe that these capacity commitments will support our expected growth by providing a substantial portion of our anticipated near-term flash memory component needs.

Our Markets

We are focused primarily on two fast-growing digital consumer electronics markets: USB flash drives and multimedia mobile handsets.

USB Flash Drives

USB flash drives provide an innovative solution for removable data storage, allowing a user to conveniently store and carry data and to easily transfer data between PCs or similar devices with a USB port. USB flash drives have the following attributes:

- <u>High Capacity Combined with a Compact, Portable Form Factor</u>: USB flash drives are thumb-sized, able to fit on a key chain, and are available in capacities ranging from 16 megabytes to 1 gigabyte (1,024 megabytes) of memory.

- <u>Ease of Use</u>: USB flash drives are "plug-and-play" devices that are simple to use. USB flash drives are automatically recognized when plugged into a computer with current versions of popular operating systems, requiring no installation of additional equipment, an adaptor or a software driver.

- <u>Universal Interface</u>: USB flash drives provide users with a compelling alternative to conventional removable storage media by leveraging the ubiquitous USB interface, which is standard in PCs sold in recent years.

A number of leading PC manufacturers have announced their intention to discontinue providing floppy disk drives as standard equipment in their computers. As a result, due to the advantages USB flash drives offer, PC manufacturers are beginning to bundle USB flash drives with sales of PCs. In addition to being a replacement for floppy drives, we believe that USB flash drives will be used in a wide range of digital consumer electronics applications, including MP3 audio players, digital cameras, mobile phones and other handheld devices.

Multimedia Mobile Handsets

The market for mobile handsets with advanced multimedia capabilities is growing rapidly. An increasing number of handsets with data-centric features such as embedded digital cameras, color screens, e-mail capabilities and PDA (personal digital assistant) functionality are being introduced worldwide, as manufacturers combine mobile phones with other digital consumer electronics applications and devices. In order to accommodate this trend, mobile handset manufacturers will need to upgrade their existing embedded memory solutions to offer the following:

- Higher Capacity: Today's multimedia handsets require increasing amounts of memory to store more sophisticated operating systems as well as pictures, multimedia messages, video clips and other types of data-rich content. In many cases, new-generation handsets are required to include 4 to 16 times the memory capacity of voice-centric handsets (16 to 64 megabytes, compared with 2 to 4 megabytes for voice-centric headsets).

- Higher Performance: In order to accommodate the growing demand for high capacity data storage as well as read/write functionality, mobile handset manufacturers are increasingly seeking to provide faster read/write speed performance with memory components that occupy less space and consume less power.

- Lower Cost Per Byte: Data-centric applications require higher density memory solutions that provide high capacity with a small footprint at a lower cost per memory byte than memory solutions currently used in voice-centric handsets.

Consequently, mobile handset manufacturers are increasingly choosing to design their multimedia mobile handsets using embedded flash memory that can ensure high capacity and high performance data storage functionality at a lower cost per byte than existing memory solutions.

Our Products

In order to address the growing market opportunity for USB flash drives and flash data storage solutions for multimedia mobile handsets and other high capacity data-centric memory applications, we have focused primarily on the following product offerings:

DiskOnKey

Our DiskOnKey enables easy storage and transfer of data files, digital images and audio and video files between PCs, laptops and other USB-enabled devices. DiskOnKey is available in a range of capacities, from 16 megabytes to 1 gigabyte of memory. We believe that our DiskOnKey maintains a leading market share of the USB flash drive market due to the following product attributes:

- High Performance: We believe that our DiskOnKey leads the USB flash drive market in performance.

- Intellectual Property Rights: We hold a number of patents relating to the use of flash memory devices that connect using a USB interface. We believe that this provides us with a competitive advantage and is an important factor considered by our customers in selecting our products over products of our competitors.

- Flash Independent Design: Due to the flexibility of its design, DiskOnKey is compatible with flash components from multiple suppliers, including our current suppliers, Toshiba and Samsung, and can be adapted to be compatible with flash components from additional suppliers that may enter the flash memory component market in the future. This allows us to seek additional sources of flash components for our DiskOnKey products to reduce our dependence on any specific flash component supplier.

- Embedded Microprocessor: DiskOnKey includes an embedded processor within an application specific integrated circuit (ASIC), instead of a conventional controller. As a result, in addition to being a high performance data storage device, DiskOnKey is capable of executing applications which can allow DiskOnKey to be applied to uses other than data storage, including, for example, functioning as a secure access device, or smart card.

Our strategy is to sell our DiskOnKey through major original equipment manufacturers (OEMs) and consumer electronics companies, leveraging their market position and brand strength to achieve wide market penetration. We have established OEM relationships with a number of the largest PC manufacturers to sell customized versions of our DiskOnKey under their respective brand names. We have also established relationships with leading worldwide consumer electronics companies to sell customized or private label versions of our DiskOnKey in their respective geographic markets. Our DiskOnKey sales have grown from $ 26.8 million in 2002 to $ 77.6 million in 2003.

Mobile DiskOnChip

Our Mobile DiskOnChip, jointly developed with Toshiba, provides a reliable, high capacity and cost-effective embedded memory solution for data and code storage for multimedia mobile handsets. We believe our Mobile DiskOnChip product offering provides multimedia mobile handset manufacturers with an attractive solution due to the following product attributes:

- High Density: Through our relationship with Toshiba, we have access to multi-level cell (MLC) flash memory technology which we believe allows us to offer a higher density solution than competing solutions in the market, practically doubling the capacity of our Mobile DiskOnChip solutions without meaningfully increasing the size of the chip. We currently offer our Mobile DiskOnChip in capacities from 8 megabytes to 128 megabytes.

- Cost-Effective, Improved Performance and Optimized Reliability: By combining our patented TrueFFS flash management software with an embedded controller, we have been able to optimize the reliability and improve the performance of high-density flash memory. This allows us to use high-density flash memory, traditionally limited to data storage, for code storage as well. As a result, we are able to provide mobile handset manufacturers with a less expensive, integrated memory solution for both code and data storage, while maintaining high performance and reliability.

- Compact Size: Our monolithic, or single die, design -- which combines a controller and flash memory within a single silicon die -- further reduces the footprint of our Mobile DiskOnChip solution. Compact size is particularly important to multimedia mobile handset manufacturers that increasingly are seeking to provide increased product functionality using components that occupy less space.

Our strategy is to initially penetrate the mobile handset market by targeting design wins for our Mobile DiskOnChip in multimedia and other high-end mobile handsets and PDAs. Our Mobile DiskOnChip already has numerous design wins, including design wins with four of the five leading handset manufacturers, as well as with leading PDA manufacturers. Sales of our Mobile DiskOnChip product have grown from $ 3.6 million in 2002 to $ 15.0 million in 2003.

Other Products

In addition to flash data storage products targeting the USB flash drive and multimedia mobile handset markets, we also sell flash data storage products targeted at the embedded systems and industrial applications markets. Our DiskOnChip for embedded systems provides the functionality of a mechanical hard drive on a solid-state silicon chip. DiskOnChip is a cost-effective, reliable and compact data storage solution for embedded systems, including digital set-top boxes and thin client computers. We also sell our FFD (Fast Flash Disk) product, a ruggedized solid-state flash disk product for industrial applications that require reliable and high performance data storage. Sales of our DiskOnChip for embedded systems and FFD products were $ 31.7 million in 2002 and $ 30.0 million in 2003.

Marketing Channels

We market and sell the DiskOnKey to the retail consumer market through major computer vendors and international retail chains, as well as through various distributors. We target our DiskOnChip sales efforts primarily to large original equipment manufacturers that include our products in their applications.

We market our products through a combination of our own sales managers; independent local sales representatives that sell our products on our behalf; and independent distributors that purchase our products for resale to their customers. Our sales managers are compensated based on a salary and a bonus dependent in part on sales levels. The independent local sales representatives receive commissions for their product sales. We continually seek to strengthen each of our sales channels, including by engaging new representatives and distributors and providing them with extensive training and support with respect to our products and technologies. Our technical engineers are an integral part of the sales process and provide customers with technical information and support regarding our products and their integration with the customers' applications.

We maintain local sales offices in Silicon Valley, California; Boston, Massachusetts; Taipei, Taiwan; Tokyo, Japan; Shenzhen, China and Kfar Saba, Israel.

Sources of Supply

We purchase our supplies from various sources. All of our products are flash memory based and require flash memory components, which are currently supplied by Toshiba and Samsung. We recently secured commitments from both Toshiba and Samsung to provide us with a specified portion of their respective flash component manufacturing capacity. We expect that we will depend upon Toshiba and Samsung for a significant portion of our anticipated flash memory requirements. Our policy is to have more than one supplier for all of our parts wherever feasible. However, Toshiba is currently the sole manufacturer of our DiskOnChip Millennium, DiskOnChip Millennium Plus and Mobile DiskOnChip products, and might be the sole manufacturer of future DiskOnChip products, and Samsung is currently the sole supplier of the flash components for a portion of our DiskOnKey products. We have also entered into development and supply agreements with Atmel under which, Atmel develops, manufactures, and supplies us the ASIC components for certain of our DiskOnKey products.

If Toshiba, Samsung, Atmel or any of our other suppliers fails to provide parts or services in a timely manner and we are unable to secure an alternate supply of comparable price and quality in a timely manner, our results of operations could be adversely affected (see the discussion in Item 3.D "Risk Factors - Risks Related to Third Party Manufacturers, Suppliers and Subcontractors").

At times, we have experienced difficulties in securing adequate supplies of certain components for our products, which has resulted in delayed or lost sales. In an effort to mitigate supply shortages, we at times have maintained a larger inventory of certain components than we would otherwise maintain if the availability of adequate supplies were more certain.

Seasonality

Sales of our DiskOnKey products to the consumer electronics market may be subject to seasonality arising from the seasonal purchasing patterns of consumer end-users.

Revenue Breakdown

Our revenues are derived mainly from the sale of DiskOnKey, DiskOnChip, Mobile DiskOnChip and FFD products. The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Year Ended December 31,		
	2001	2002	2003
DiskOnKey	15%	41%	60%
DiskOnChip	61	40	20
Mobile DiskOnChip	0	6	11
FFD	12	9	3
Others	12	4	6
Total	100%	100%	100%

The following table summarizes the revenues from our products and services by country, stated as a percentage of total revenues for the periods indicated:

Country	Year Ended December 31,		
	2001	2002	2003
Israel	5%	3%	2%
United States	38	27	32
Europe	21	16	16
Taiwan	18	13	17
Japan	10	34	20
Far East (excluding Taiwan and Japan)	8	7	13
Total	100%	100%	100%

Recent Developments

Expanded Toshiba Relationship

On July 29, 2003, we announced a set of new agreements with Toshiba that broadened our existing strategic relationship. The new agreements consisted principally of:

- a master purchase agreement for the provision of flash components and Mobile DiskOnChip and DiskOnChip products,

- a cross-license agreement,

- a development and license agreement,

- agreements establishing a venture relating to USB flash drives, and

- a share purchase agreement for the investment in our Ordinary Shares by Toshiba.

Under the master purchase agreement, Toshiba has improved the overall terms under which we purchase from Toshiba raw flash components and Mobile DiskOnChip and DiskOnChip products. Under this agreement, we are required to make rolling forecasts that are binding on us to varying extents, and Toshiba is committed to supply us with flash components and Mobile DiskOnChip and DiskOnChip products in accordance with our forecasts. The agreement has a seven-year term.

The cross-license agreement between us grants a non-exclusive, worldwide, royalty-free and fully paid license to Toshiba with respect to all of our patents, and to us with respect to certain of Toshiba's patents. In each case, the term of the license runs through the expiration of the last to expire licensed patent. We expect Toshiba to utilize our intellectual property related to USB flash drives to develop and sell a USB flash drive that will compete with our DiskOnKey.

The development and license agreement provides for the development of new Mobile DiskOnChip and DiskOnChip products and restates the provisions of our previous development and license agreements relating to earlier versions of our Mobile DiskOnChip and DiskOnChip products. Under this agreement, which terminates in 2018 except for certain provisions related to development which terminate in 2010, we licensed certain of our intellectual property to Toshiba for the production and sale of the jointly developed products in exchange for royalties.

We also entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established a venture designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business that we conduct through the venture. In addition, Toshiba and we will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the venture.

Under the share purchase agreement, Toshiba invested $4.0 million in our company, acquiring 330,811 Ordinary Shares. In addition, Toshiba has the option until July 30, 2004 to increase its stake in our company to up to 4.99% of the aggregate shares outstanding at the time of exercise, through the purchase of shares directly from us at a price equal to the closing price per share on the last trading day prior to exercise of the option. Under the share purchase agreement, if Toshiba's holdings of our Ordinary Shares exceed 7% of our outstanding shares, Toshiba has the right to request us to use our commercially reasonable efforts to have a representative of Toshiba nominated to our board of directors as a director or observer.

Expanded Samsung Relationship

On December 31, 2003, we entered into a Strategic Agreement with Samsung broadening our existing relationship. Under this agreement, Samsung agreed to provide us with a specified portion of its raw flash component manufacturing capacity available to third parties at more favorable pricing terms compared to our previous arrangement. The agreement is effective for a period of four years. As part of the agreement, we granted Samsung a license to all of our patents for any products produced by Samsung until the expiration of the last to expire licensed patent. We also agreed not to pursue any action for infringement of our patents against any customer of Samsung in connection with the manufacture of flash data storage devices, provided that the customer uses both flash components and controllers sourced from Samsung. In exchange for the license, Samsung agreed to pay us a fixed stream of payments throughout the term of the agreement. Samsung may utilize its license to sell a USB flash drive that competes with our DiskOnKey.

Settlement of Patent Litigation and New License Agreement

In September 2003, we reached an agreement with JMTek regarding the patent infringement lawsuit we had filed against it on October 1, 2002. Under the terms of this agreement, JMTek recognized our patents for the architecture of our USB flash drive and our TrueFFS technology. As part of the settlement, JMTek entered into a licensing agreement with us and agreed to pay us royalties on its sales of USB flash drive products.

C. STRUCTURE

The following table lists our subsidiaries, their country of organization and our ownership percentage in each.

Name	Country of Organization	Ownership
M-Systems, Inc.	U.S.	100%
M-Systems Asia Ltd.	Taiwan	100%
M-Systems Flash Disk Pioneers (Japan), Inc.	Japan	100%
M-Systems UK Ltd.	United Kingdom	100%
M-Systems China Shenzhen Ltd.	China	100%
M-Systems B.V.	The Netherlands	100%
Smart Caps Ltd.*	Israel	79.95%
TwinSys Ltd. **	Israel	50.10%
TwinSys Data Storage L.P. **	Israel	50.10%

*   See Item 4.A above the paragraph titled "HISTORY AND DEVELOPMENT OF THE COMPANY."

**   Established together with a partner as an Israeli corporation to serve as the General Partner of TwinSys Data Storage L.P., which is a limited partnership established by the Company and such partner

D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters' executive offices, research, development and manufacturing facilities are currently located in a building of approximately 75,000 square feet at 7 Atir Yeda St., Kfar Saba 44425, Israel, which we own. We also own an adjacent vacant plot of 117,000 square feet which we intend to utilize in order to expand our current facilities. We own the building and the property free and clear of all encumbrances except for a mortgage taken out by the sellers from Bank Leumi. The outstanding balance of that mortgage on our building and property is covered in full by escrowed funds to be delivered to the sellers only upon the receipt of various necessary permits and third party approvals, at which point the escrowed funds are to be released for the purpose of paying off the mortgage and removing the lien. In addition, we lease office space of approximately 5,500 square feet for a research and development facility in Omer, Israel.

We also lease office space for our sales offices in Silicon Valley, California; North Carolina; Taipei, Taiwan; Tokyo, Japan; Shenzhen, China; and Vienna, Austria. These leases for sales offices are not material to our operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH ELSEWHERE IN THIS REPORT.

A. OPERATING RESULTS

Overview

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two fast-growing digital consumer electronics markets: the USB flash drive market with our DiskOnKey product and the multimedia mobile handset market with our Mobile DiskOnChip product. We also sell flash data storage products targeted at the embedded systems and industrial applications markets, including our DiskOnChip and Fast Flash Disk (FFD) products.

All of our flash data storage products require flash memory components. Although we do not operate our own fabrication facilities, we have obtained capacity commitments for flash memory components as a result of our recent agreements with Samsung and Toshiba, our principal suppliers of flash memory components. We believe that these capacity commitments will support our expected growth by providing a substantial portion of our anticipated near-term flash memory component needs.

The following is a brief description of certain of the line items included in our financial statements as well as trend information regarding those line items:

Revenues. Substantially all of our revenues are generated from sales of our products. A significant portion of our product sales consists of sales of our DiskOnKey product line, sales of our DiskOnChip product line and sales of our Mobile DiskOnChip product line. For the year ended December 31, 2003, we derived approximately 60% of our revenues from sales of our DiskOnKey product line, approximately 20% of our revenues from sales of our DiskOnChip product line and approximately 12% of our revenues from sales of our Mobile DiskOnChip product line.

We began to generate revenues from our DiskOnKey product line in 2001 and from our Mobile DiskOnChip product line in 2002. Although we experienced a decline in DiskOnChip revenues for embedded systems in 2001 due to the global economic slowdown, our introduction of the DiskOnKey and Mobile DiskOnChip products have since brought us consistent revenue growth and our quarterly results have shown consecutive growth, quarter by quarter, from the third quarter of 2001 through the fourth quarter of 2003.

Because our products address rapidly growing markets, our revenue growth has been accelerating. In 2002, our revenues grew by 45% in comparison to 2001, and our revenues in 2003 grew by 101% in comparison to 2002. Our quarterly sequential revenue growth has increased from 16% in the second quarter of 2003 to 33% and 42% in the last two quarters of 2003, respectively. We expect our revenues to continue to grow in the coming quarters, though at a slower rate. Such revenue growth has placed and is expected to continue to place a strain on our operational, logistical and managerial resources. We have expanded our work force from 260 employees at January 1, 2002 to 352 employees at December 31, 2003. While we believe we have sufficient resources to manage our anticipated growth, we cannot assure you that our logistical infrastructure, systems and controls will be adequate to support such anticipated growth.

In addition to our product sales, we generate revenues from the license of our technology to third parties. In 2003, we increased our sources of licensing revenues, licensing our technology to flash memory manufacturers and manufacturers of USB flash drives, among others. Under our current license agreements, in exchange for granting the licenses, we receive license fees, royalties or access to flash memory component manufacturing capacity from the licensee company, or a combination thereof. Revenues from licensing our technology represented less than 5% of our revenues in each of 2002 and 2003. We expect that revenues from licensing our technology will increase in 2004. Given the high gross margins associated with revenues from licensing our technology, our gross profit and net income are more sensitive to changes in our license fees and royalties than to changes in product sales.

In 2003, we entered into various agreements with Toshiba, under which we began to operate in November 2003, pursuant to which we established a venture designed to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. Both Toshiba and we have obligations to conduct a portion of our USB flash drive business through the venture. Under the agreements, Toshiba has committed to provide us with a specified portion of its flash component manufacturing capacity for the portion of our USB flash drive business we conduct through the venture. In addition, Toshiba and we will each receive a percentage of the income attributable to the portion of sales of USB flash drives generated by the other party through the venture. The activities of the venture during 2003 did not have a material effect on our results of operations.

A majority of our sales have been to a limited number of customers. For the years ended December 31, 2002 and 2003, our top 10 customers accounted for 56% and 55% of our revenues, respectively. In 2003, one customer, I-O & YT PTE Ltd., a subsidiary of I-O Data Device, Inc., accounted for greater than 10% of our total revenues. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for at least the next several years.

Sales in Asia accounted for the majority of our revenues in 2003. For the years ended December 31, 2002 and 2003, revenues in Asia represented approximately 54% and 50% of our total revenues, respectively.

Cost of Revenues. Our cost of revenues consists primarily of the cost of flash memory components, ASIC components and manufacturing costs (including costs of subcontractors that manufacture our products), and salaries and related personnel expenses for those engaged in the manufacture of our products. Cost of flash memory components accounts for the substantial majority of our cost of revenues.

In the event that the market price for flash components increases, we may be unable to pass these price increases on to our customers and, consequently, our cost of revenues could rise and our gross margins could be adversely impacted. For example, in the third and fourth quarters of 2003, due to increased demand for consumer electronic products, such as USB flash drives and flash memory cards for digital cameras, demand for flash memory components exceeded available supply, causing flash memory component prices to rise. Due to the higher prices for flash components in those quarters, our gross margins declined to 27% in the third quarter of 2003 and 25% in the fourth quarter of 2003, as compared to 32% in the second quarter of 2003.

In addition, we expect that the majority of our revenue growth in the coming quarters will come from sales of our DiskOnKey product to the USB flash drive market and sales of our Mobile DiskOnChip product to the multimedia mobile handset market. Both of these markets are very competitive with competitors using aggressive pricing strategies to gain market share, leading to pricing pressures. We expect the combination of pricing pressures and continuing flash memory component supply constraints to result in our DiskOnKey and Mobile DiskOnChip products having lower gross margins than our other products in the coming quarters. As a result, we expect that gross margins for our DiskOnKey and Mobile DiskOnChip products will continue to exert downward pressure on our overall gross margins in the coming quarters, which may not be offset by the expected improvement in our gross margins resulting from our recent agreements with Toshiba and Samsung.

Research and Development Expenses, Net. Research and development expenses consist primarily of salaries and related personnel expenses and subcontractor costs related to the design, development and testing of new products and technologies and product enhancements. Research and development expenses are presented net of participations received or accrued from the Office of the Chief Scientist, or OCS, the Singapore-Israel Industrial Research and Development Fund, or SIIRD, and the Information Society Technology Fund, or IST. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives. During 2003, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our investments in research and development. We expect research and development expenses to increase in the future as we continue to enhance existing products and develop new products and product lines to address existing and potential markets, including our planned new removable memory card form factor for the multimedia mobile handset market.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries, commissions, participation in our partners' marketing efforts and related personnel expenses for those engaged in the sale, marketing and support of our products (including commissions payable to our independent sales representatives), as well as related trade shows and promotional and public relations expenses. During 2003, as a result of the growth in our revenues and the expected growth potential for both the DiskOnKey and the Mobile DiskOnChip products, we expanded our selling and marketing activities and invested in building new sales channels. We expect our selling and marketing expenses to increase in the future as we continue to expand our sales and marketing activities.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, finance, legal and litigation, human resources, administrative and network and information systems personnel, facilities maintenance, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

Financial Income, Net. Financial income, net consists primarily of interest earned on marketable securities and bank deposits, gains or losses from the sale of marketable securities and foreign currency translation differences resulting from the conversion of monetary balance sheet items denominated in non-dollar currencies.

Other Income. In the fourth quarter of 2003, we recognized a capital gain of $ 131,000 from the sale of a portion of the shares we held in Phison Electronics Corp., a publicly-traded Taiwanese technology company.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Year ended December 31,		
	2001	**2002**	**2003**
Revenues	100.0%	100.0%	100.0%
Cost of revenues	68.0	68.5	71.6
Inventory write-down	67.6	---	---
Gross profit (loss)	(35.6)	31.5	28. 4
Operating expenses:			
Research and development, net	29.7	18.5	11.3
Selling and marketing	27.1	19.4	14.9
General and administrative	8.8	6.2	3.7
Total operating expenses	65.6	44.0	22.9
Operating income (loss)	(101.2)	(12.5)	(1.5)
Financial income, net	10.4	4.0	2.0
Other income (expenses)	(2.7)	---	0.1
Income (loss) before minority interest in losses of a subsidiary	(93.5)	(8.5)	0.6
Minority interest in losses of a subsidiary	---	---	0.1
Net income (loss)	(93.5)%	(8.5)%	0.7%

The following table sets forth, for the periods indicated, our revenues by product line (in thousands):

| | Year ended December 31, | | |
	2001	2002	2003
DiskOnKey	$ 6,606	$ 26,810	$ 77,631
DiskOnChip	27,440	25,753	25,960
Mobile DiskOnChip	---	3,613	14,990
FFD	5,389	5,926	4,017
Other	5,243	2,715	7,456
Total	$ 44,678	$ 64,817	$ 130,054

Year Ended December 31st, 2003 Compared to Year Ended December 31st, 2002

Revenues. Revenues for the year ended December 31, 2003 increased by $ 65.2 million, or 101%, to $ 130.1 million from $ 64.8 million for the year ended December 31, 2002. Sales of our DiskOnKey products increased by $ 50.8 million, or 190%, to $ 77.6 million and sales of our Mobile DiskOnChip products increased by $ 11.4 million, or 315%, to $ 15.0 million. The increase in revenues was attributable primarily to increased sales of our DiskOnKey and Mobile DiskOnChip products.

Gross Profit. Our gross profit for the year ended December 31, 2003 increased by $ 16.5 million to $ 36.9 million, an increase of 81% from gross profit of $ 20.4 million for the year ended December 31, 2002. Our gross margins declined from 31.5% for the year ended December 31, 2002 to 28.4% for the year ended December 31, 2003, due to an increase in the price of flash components as a result of a shortage in the supply of flash memory components and due to pricing pressures resulting from increasing competition. This decline was partially offset by an increase in our revenues from licensing fees and royalties.

Research and Development Expenses, Net. Our gross research and development expenses for the year ended December 31, 2003 increased by $ 3.1 million to $ 15.4 million, an increase of 25.6% from gross research and development expenses of $ 12.2 million for the year ended December 31, 2002. Our net research and development expenses for the year ended December 31, 2003 increased by $ 2.7 million to $ 14.7 million, an increase of 22.9% from net research and development expenses of $ 12.0 million for the year ended December 31, 2002. The increase in our gross research and development expenses is attributable to our decision to increase our investments in the development of new products. As a percentage of revenues, our net research and development expenses decreased to 11.3% for the year ended December 31, 2003 from 18.5% for the year ended December 31, 2002. During the year ended December 31, 2003, we recognized $ 84,000, $ 414,000, and $ 177,000 of research and development grants from SIIRD, IST and OCS, respectively, compared to $ 63,000, $ 212,000 and $ 0 of research and development grants we recognized from SIIRD, IST and OCS, respectively, during the year ended December 31, 2002.

Selling and Marketing Expenses. Selling and marketing expenses for the year ended December 31, 2003 increased by $ 6.9 million, or 55%, to $ 19.4 million from $ 12.5 million for the year ended December 31, 2002. As a percentage of revenues, our selling and marketing expenses decreased to 14.9% for the year ended December 31, 2003 from 19.4% for the year ended December 31, 2002.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2003 increased by $ 0.9 million, or 21%, to $ 4.9 million from $ 4.0 million for the year ended December 31, 2002. This increase is attributable mainly to expenses associated with an intellectual property litigation matter, which was settled in the third quarter of 2003. As a percentage of revenues, our general and administrative expenses decreased to 3.7% for the year ended December 31, 2003 from 6.2% for the year ended December 31, 2002.

Financial Income, Net. Financial income, net for the year ended December 31, 2003 increased slightly by $ 0.1 million to $ 2.7 million from $ 2.6 million for the year ended December 31, 2002.

Minority Interest in Losses of Subsidiary. In July 2003, we established a subsidiary, SmartCaps Ltd., to create consumer electronics devices that use our DiskOnKey as the device's data storage. The OCS has invested in SmartCaps, and currently holds 20.05% of the subsidiary's equity. During 2003, we reported minority interest in the losses of SmartCaps of $ 117,000.

Net Income (Loss). For the year ended December 31, 2003, we recognized net income of $ 0.9 million compared to a net loss of $ 5.5 million for the year ended December 31, 2002.

Year Ended December 31st, 2002 Compared to Year Ended December 31st, 2001

Revenues. Revenues in 2002 increased by $ 20.1 million or 45% to $ 64.8 million from $ 44.7 million in 2001. Our DiskOnKey sales increased by $ 20.2 million or 306%, Our DiskOnChip sales increased by $ 1.9 million, or 7%, and our FFD sales increased by $ 0.5 million, or 10%. The increase in revenues was attributable primarily to the continued penetration of our DiskOnKey product line to the PC and Laptop market.

Gross Profit. Our gross profit in 2002 was $ 20.4 million compared to a gross loss of $ 15.9 million in 2001, which resulted from the inventory write-down of $ 30.2 million. Furthermore, compared to 2001, gross margins changed from negative 35.6% to positive 31.5%.

Research and Development Expenses, Net. Our gross research and development expenses in 2002 decreased by $ 1.1 million to $ 12.2 million, a decrease of 8.2% from the Company's gross research and development expenses of $ 13.3 million in 2001. Our net research and development expenses decreased by $ 1.3 million to $ 12.0 million, a decrease of 9.9% from the net research and development expenses of the Company's of $ 13.3 million in 2001. The decrease in our gross research and development expenses is attributable to the Company's decision to shift focus to a more market oriented approach. As a percentage of revenues, our net research and development expenses decreased to 18.5% in 2002 from 29.7% in 2001. In 2002, we received $ 63,000 and $ 212,000 research and development grants from SIIRD and IST, respectively, in comparison to the $ 60,000 research and development grant we received from SIIRD in 2001.

Selling and Marketing Expenses, Net. Gross selling and marketing expenses in 2002 slightly increased by $ 0.4 million, or 3.5%, to $ 12.5 million from $ 12.1 million in 2001. As a percentage of revenues, our net selling and marketing expenses decreased to 19.4% in 2002 from 27.1% in 2001.

General and Administrative Expenses. General and administrative expenses in 2002 slightly increased by $ 0.1 million, or 2%, to $ 4.0 million from $ 3.9 million in 2001. As a percentage of revenues, our general and administrative expenses decreased to 6.2% in 2002 from 8.8% in 2001.

Capital loss. In 2001, we realized a one-time charge of $ 1.0 million due to an investment write-off, as well as a one-time write-off of $ 181,000 relating to assets used in our previous facilities that could not be utilized in our new facilities in Kfar-Saba. In 2002 we had no capital loss.

Financial Income, Net. Financial income, net, in 2002 decreased by $ 2 million or 43.4% to $ 2.6 million from $ 4.6 million in 2001, due mainly to the lower interest rates prevailing in the market.

Net Income (Loss). For the reasons discussed above, in 2002 our net loss was $ 5.5 million compared to a net loss of $ 41.8 million in 2001.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our significant judgments and estimates used in the preparation of our consolidated financial statements:

> *Revenue Recognition* – We generate most of our revenues from selling our flash data storage products to end customers, distributors, retailers and OEMs.
>
> In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition" ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101 "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our consolidated results of operations, consolidated financial position or consolidated cash flows.
>
> Revenues from product sales are recognized in accordance with SAB No. 104 when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable. Because of frequent sales price reductions and rapid technological obsolescence in the industry, sales made to distributors and retailers under agreements allowing price protection and/or a right of return are deferred until the retailers or distributors sell our products to the end customers, or the right expires.
>
> Deferred revenues consist of amounts received from customers for which revenue has not been recognized.
>
> We do not recognize revenues on product sales when we are uncertain of the customer's ultimate acceptance of the product due to, for example, new product introductions, or changes to product features, manufacturing processes or component design. Revenues are not recognized on these product sales until such time as we believe the customer's acceptance of the product is reasonably certain. Such product sales are included in inventory until such time as the revenues are recognized.
>
> We also do not recognize revenues on product sales when we are unable to determine the ability of the customer to honor a commitment to make fixed and determinable payments. Revenues are not recognized on these product sales until the customer proves consistency of payments made pursuant to agreed terms. Such product sales are included in inventory until such time as the revenues are recognized.
>
> Royalties from licensing the right to use our technology are recognized when the related sales are made. We determine such sales by receiving confirmation of sales subject to royalties from licensees. We recognize license fees and fixed non-refundable royalties ratably over the term of the license.
>
> *Inventory Valuation* - Our policy for valuation of inventory and commitments to purchase inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product life-cycle and product development plans. The estimates of future demand that we use in the valuation of inventory are the basis for the revenue forecast, which is also consistent with our short-term manufacturing plan. Inventory reserves are also provided to cover risks arising from slow moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions, and, specifically, prices of flash components.

Warranties - We provide for the estimated cost of product warranties at the time revenue is recognized. The products we sell are covered by a warranty for periods ranging from one year to five years. We accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claim activity or increased costs associated with servicing those claims, our warranty accrual will increase, resulting in decreased gross profits.

Investment in Private Companies - Investment in other companies is recorded at cost. Our investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

Functional Currency - The U.S. dollar is the primary currency in the economic environment in which we operate. Most of our sales are made outside of Israel and are denominated in dollars. Most of our purchases of materials and components are made outside of Israel and are denominated in dollars. In addition, most marketing and service costs are incurred in dollars. As a result, our functional and reporting currency is the U.S. dollar.

B. LIQUIDITY AND CAPITAL RESOURCES

To date, we have funded our operations primarily through cash from operations and, to a much lesser extent, through government grants to support our selling and marketing and research and development efforts. We completed our initial public offering in March 1993. In March 2000, we completed a secondary offering of our Ordinary Shares, which provided net proceeds to us of approximately $ 149.6 million. In February 2004, we completed a secondary offering of our Ordinary Shares, which provided net proceeds for the company of approximately $95.0 million.

As of December 31, 2003, our cash, cash equivalents, bank deposits and marketable securities were $ 79.8 million ($ 46.1 million of this amount being comprised of long-term marketable securities). These balances decreased in the fourth quarter of 2003 due to our having increased inventory to meet increasing market demand and due to accelerated payments to suppliers. We believe that our cash, cash equivalents, bank deposits and short-term marketable securities (totaling $ 33.7 million as of December 31, 2003), together with the net proceeds from this offering, will be sufficient to fund our working capital needs and planned capital expenditures for the next twelve months.

We had no indebtedness as of December 31, 2003. As of December 31, 2003, we had authorized and available credit lines of $ 4.0 million from banks. None of the credit lines were drawn upon as of December 31, 2003. In connection with the credit lines, we agreed not to place any liens on our assets without the respective banks' consent.

On May 1, 2003, we entered into a share purchase agreement with Dr. Hans Wagner, a member of our Board of Directors, for the purchase of 500,000 unregistered Ordinary Shares. The shares were issued in July 2003 for total consideration of approximately $ 4.1 million.

In August 2003, Toshiba invested $ 4.0 million in our company ($ 3.9 million net of issuance expenses), receiving 330,811 unregistered Ordinary Shares at a price per share of $ 12.0915. In addition, we issued an option to Toshiba to purchase additional unregistered Ordinary Shares up to the number which would raise its total shareholding in our company (including all other Ordinary Shares owned by Toshiba) to 4.99% of our outstanding share capital at the time of exercise, at an exercise price equal to the closing price of our Ordinary Shares on Nasdaq on the last trading day before the day on which Toshiba exercises its option. The option is exercisable by Toshiba through July 30, 2004.

Net cash used in operating activities for the year ended December 31, 2003 was $ 22.0 million, as compared to $ 2.8 million for the year ended December 31, 2002. This increase was attributable primarily to changes in our working capital to support a larger revenue base, in particular to an increase in our trade receivables and inventory. Our trade receivables increased to $ 19.7 million at December 31, 2003 from $ 4.9 million at December 31, 2002. This increase reflects our increased sales in 2003. We expect trade receivables to continue to increase as our sales grow and to represent a significant portion of our working capital for the foreseeable future.

Our inventories increased from $ 17.1 million at December 31, 2002 to $ 45.9 million at December 31, 2003, in order to meet increasing market demand. Our inventory of finished goods increased from $ 10.7 million at December 31, 2002 to $ 33.1 million at December 31, 2003 due to an increase in product sales for which revenues were not recognized during the period in accordance with our revenue recognition policy and, to a lesser extent, an increase in inventory on consignment to our customers, which collectively increased from $ 6.1 million to $ 27.8 million over this same period. See also "-- Critical Accounting Policies and Estimates -- Revenue Recognition." We expect that our inventory levels will continue to be at higher than historical levels as our revenues continue to grow.

During 2001, as a result of a sharp reduction in the prices of flash components, and the economic slowdown that caused a decline in our sales, thereby causing prolonged inventory cycles, we re-evaluated the fair value of our inventories and recorded an inventory write-down in the cost of revenues of approximately $ 30.2 million.

We expect that our uses of cash in the near future will be to fund working capital and increases in selling and marketing expenditures and research and development expenditures. In addition, we may also use cash for potential investments or expenditures to secure additional sources of supply for flash memory components and potential strategic acquisitions of, or investments in, related businesses, product lines and technologies. However, we currently have no commitments for any specific acquisitions, expenditures or investments. We cannot assure you that the uses will not be different.

For the year ended December 31, 2003, the aggregate amount of our capital expenditures was $ 2.8 million. These expenditures were principally for the purchases of computer hardware and software and facilities improvements.

Lease commitments

Our facilities in Omer, Israel, our subsidiaries' facilities and our vehicles are leased under several operating lease agreements, which expire on various dates, the latest of which is in 2006.

Future minimum lease commitments under non-cancelable operating leases, are as follows:

| | Year ended December 31, | | | |
	2004	2005	2006	Total
Facilities	$ 267,000	$ 67,000	$ 67,000	$ 401,000
Vehicles	1,085,000	916,000	378,000	2,379,000
Total	$ 1,352,000	$ 983,000	$ 445,000	$ 2,780,000

Facilities lease expenses for the years ended December 31, 2002 and 2003, were approximately $ 456,000 and $ 386,000, respectively. Vehicle lease expenses for the years ended December 31, 2002 and 2003 were approximately $ 763,000 and $ 1,169,000, respectively.

Royalty Commitments

Under our research and development agreements with the OCS and SIIRD, we are required to pay royalties at the rate of 1.5% to 5% of sales of products developed with funds provided by the OCS and SIIRD, up to an amount equal to 150% of the OCS and 100% of the SIIRD research and development grants (dollar-linked) related to such projects. In addition, the Israeli Government, through the Fund for Encouragement of Marketing Activities ("FEMA"), awarded us and our U.S. subsidiary grants for participation in expenses for overseas marketing. We are committed to pay royalties to FEMA at the rate of 3% on the increase in export sales, up to the amount of the grants received by us. As of December 31, 2003, we had outstanding obligations to pay royalties of $ 357,000 in respect of these various grants.

Taxation

Israeli companies are subject to corporate tax at the rate of 36%. However, the effective rate of tax of a company that derives income from an approved enterprise may be considerably lower. Most of our production facilities have been granted approved enterprise status under six separate programs pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. The primary tax benefits resulting from such status are described below.

During 2000, we purchased the assets of Fortress U&T Ltd., which had a facility that had been granted approved enterprise status. In 2000, we initiated a research and development facility in Omer, Israel, at the site of Fortress' facilities. Income derived from our Omer facility is tax exempt for a 10-year period, commencing in the year in which we first recognize Israeli taxable income from that facility. However, the tax-exempt period will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for the Omer approved enterprise. We came to an agreement with the Israeli tax authorities on the percentage of revenues which are deemed attributable to the facility in Omer.

In addition, income which is not attributable to our Omer facility and which is derived from our approved enterprises that commenced operations prior to or during 1996 is tax exempt for the first four years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. Income which is not attributable to the Omer facility and which is derived from our approved enterprises that commenced operations after 1996 is tax exempt for the first two years of the 10-year tax benefit period, and is subject to a reduced tax rate during the rest of the period. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of our Ordinary Shares held by non-Israelis in that remaining period (the more of our Ordinary Shares held by non-Israelis, the lower the tax rate). The tax benefit periods for each respective approved enterprise will commence in the year in which we first recognize Israeli taxable income from such approved enterprise, and will end no later than the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval for such approved enterprise. Accordingly, the period relating to these approved enterprises will expire between 2005 and 2012. The tax benefit periods for these approved enterprises have not yet commenced except for the first program.

We manufacture part of our products outside of Israel, using foreign contract manufacturers. This might affect the tax benefits to which we are entitled. We are currently negotiating this matter with the Israeli tax authorities. Because we do not expect to report taxable income for the foreseeable future, we do not expect the outcome of these negotiations, even if adverse, to have a material impact on us.

We cannot be sure that approved enterprise programs will continue to be available, or that we will continue to qualify for benefits under such programs. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of certain conditions stipulated in the relevant laws and regulations and the criteria set forth in the certificate of approval issued to us. In the event that we do not comply with these conditions, in whole or in part, we may be required to refund the amount of the benefits, indexed to the Israeli CPI, with interest.

For the years ended December 31, 2002 and 2003, we incurred losses for tax purposes. Accordingly, we did not provide for taxes on income in the reported periods.

Inflation

Most of our sales are made in dollars, and most of our expenses are incurred in dollars or New Israeli Shekels. We have not been materially affected by changes in the rate of inflation in Israel. Inflation in the U.S. and our other markets has not had a material effect on our results of operations.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

Government of Israel Support Programs

Research and Development Overview and Internal Program

We have devoted significant resources to research and development activities with respect to our core flash data storage technology. We have emphasized the development of our technology, the enhancement of existing products and the development of new products, generally in response to the rapidly evolving markets for High-End Mobile Devices, Embedded Devices, military systems and network infrastructure equipment and other embedded systems. In addition, we emphasize the development and addition of new features to our products, such as security and access control.

Our gross research and development expenses during 2003, 2002, and 2001 were $ 15.4 million, $ 12.2 million, and $ 13.3 million, respectively. A small portion of our revenues during those years was funded through grants from - SIIRD and IST, as discussed below.

Research and Development Grants

We participate in programs offered by the OCS, SIIRD and IST that support research and development activities. We received or accrued participation from OCS, SIIRD and IST of $ 177,000, $ 84,000 and $ 414,000, respectively, in 2003, $ 0, $ 63,000 and $ 212,000 respectively in 2002, and $ 0, $ 60,000, $ 0, respectively, in 2001. Our OCS grants related to the development of a compact IDE interface flash disk, our SIIRD grants related to the development of LPC flash disk and our IST grants related to the development of secure mobile payment on chip (SM-PAYSOC). For a discussion of such programs, including royalty obligations and limitations on manufacturing and the transfer of technology relating to such participations, see "Item 4B: Business Overview — Research and Development."

D. TREND INFORMATION

Please see the discussion of significant recent trends in our business, including trends in our revenues, costs of revenues, research and development expenses, sales and marketing expenses and net income (loss), in "Item 5A: Operating Results – Overview."

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance sheet arrangements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations as of December 31, 2003	Payments due by Period (US$ in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases[1]	$ 2,780	$ 1,352	$ 1,428	$ ---	$ ---
Purchase obligations[2]	46,708	46,708	---	---	---
Total	$ 49,488	$ 48,060	$ 1,428	$ ---	$ ---

(1)   Includes leases for facilities and vehicle leases for Israeli employees
(2)   Covers material goods and services under issued purchase orders and further includes material purchase commitments under applicable binding forecasts.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of May 1st, 2004:

Name	Age	Position
Dov Moran	48	President, CEO and Chairman of the Board of Directors
Aryeh Mergi	42	Executive Vice President of Business Development; Director
Ronit Maor	33	CFO and Vice President of Finance and Administration; Corporate Secretary
Dana Gross	37	Chief Marketing Officer; Director
Itsik Onfus	42	Director
Eli Ayalon	61	Director
Yair Shoham	50	Director
Dr. Hans Wagner	74	Director
Yossi Ben Shalom	48	Director

The background of each of our directors, executive officers and key employees is as follows:

Dov Moran. Mr. Moran is a founder of M-Systems and has been a director and President, Chief Executive Officer and Chairman of the Board of Directors of M-Systems since 1989. Mr. Moran has also been a director and chairman of the board of directors of our U.S. subsidiary, M-Systems Inc. ("MSU"), since 1992. From 1984 to 1989, Mr. Moran was an independent consultant in the computer industry. Prior thereto, Mr. Moran served in the Israeli Navy for seven years and was director of its microprocessors department. Mr. Moran received a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1977.

Aryeh Mergi. Mr. Mergi is a founder of M-Systems and has been a director of M-Systems since 1989 and a director of MSU since 1992. Mr. Mergi has been our Executive Vice President of Business Development of the Company since 2000. From 1995 to 2000, he served as Executive Vice President of Sales and Marketing. From 1989 to 1995, he served as Vice President of Research and Development. Mr. Mergi received a B.Sc. in Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1988.

Ronit Maor. Ms. Maor has been Chief Financial Officer and Vice President of Finance and Administration since May 1997. Ms. Maor joined us as Planning and Control Manager in March 1996 and was promoted to Vice President of Planning and Control in February 1997. Prior thereto, Ms. Maor was a project manager at Tefen, an industrial engineering consulting company. She received her B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1995.

37

Dana Gross. Ms. Gross has served as the Company's Chief Marketing Officer since July, 2002, and as a director of the Company since September 2000. Ms. Gross joined the Company in July 1992 as Vice President of Operations. She was promoted to Chief Financial Officer in 1994, to President of MSU in 1995, to Executive Vice President of Business Development in 1997, to Vice President of Worldwide Sales in 1998 and to Executive Vice President of the DiskOnChip business unit in 2000. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Itsik Onfus. - Mr. Onfus has served as a director of M-Systems since August, 2003. Since July, 2002, Mr. Onfus has been the Director of Finance at Sap Portals Israel Ltd. From 1995 to 2002, Mr. Onfus served as the Chief Financial Officer of a number of start-up companies in their incubation stage, including, among others, VDOnet Corporation Ltd., TI ISRAEL (formerly Butterfly V.L.S.I Ltd.), CallManage Inc., Voquette, RFWaves Ltd., Envara and IXI Mobile. From 1990 to 1995, Mr. Onfus filled the positions of Controller, Corporate Controller and, prior to its purchase by Elbit, Chief Financial Officer of Fibronics Ltd., prior to which, from 1986 to 1990, Mr. Onfus worked as a CPA for the accounting firm of Goren, Ben Yaakov. During his studies, Mr. Onfus worked both as an assistant professor in the Economics department of the Hebrew University, Jerusalem, and as a research assistant, in the Research Department of the Bank of Israel. Mr. Onfus received his B.A. degree in Economics and Accounting from the Hebrew University, Jerusalem in 1990.

Eli Ayalon. - Mr. Ayalon has served as a director of M-Systems since May, 2003. Mr. Ayalon is currently and has served since January 2000, as the Chairman of the Board & CEO of DSP Group Inc. (DSPG - NASDAQ). Mr. Ayalon also currently serves as the Chairman of the Board of ParthusCeva Inc. (PCVA - NASDAQ). From May 1996 to January 2000, Mr. Ayalon served as President and CEO of DSP Group Inc. From 1987 to 1996, Mr. Ayalon served as President and Chief Executive Officer of various technology companies including, among others, Teledata Communication (TLDCF - NASDAQ); Mennen Medical Ltd., a supplier of advanced medical equipment in the area of intensive care and cardiology; and Semiconductors Devices Ltd., a technology company in the Israeli defense industry. From 1976 to 1987, Mr. Ayalon filled various positions in the Israeli electronics industry, advancing from R&D management, through sales & marketing management to general management. Mr. Ayalon holds a degree from the Technion, Israel Institute of Technology, in Haifa, Israel.

Yair Shoham. Mr. Shoham has served as a director of M-Systems since 1996. Since June 1999, Mr. Shoham has been general partner with Genesis Partners II L.L.C., an Israel-based venture capital fund that is affiliated with CIBC World Markets Corp. From 1997 to 1999, Mr. Shoham was the Vice President for Business Development of Butterfly VLSI Ltd., and from January 1996 to December 1996 he was the Vice President for Business Development of VDOnet Corporation Ltd. From January 1994 to December 1995, Mr. Shoham was a partner at the law firm of Goldfarb, Levy, Eran & Co., Tel-Aviv, Israel. Mr. Shoham received his B.A. degree from Haifa University in Israel in 1982 and a J.D. degree from Loyola University of Chicago School of Law in 1985. Mr. Shoham qualifies as an independent director under applicable Nasdaq rules and was elected to the Board of Directors as an External Director under the applicable provisions of the Companies Law.

Dr. Hans Wagner. Dr. Wagner has served as a director of M-Systems since November, 2002. Dr. Wagner is currently a Senior Partner of Omega Partners Ltd., a telecommunications consultancy firm, of which he was a founder in 1977. Dr. Wagner also founded and serves as a director of Ozone Ltd., a manufacturer of recycling devices founded in 1996, and of Pelikon Ltd., a developer and manufacturer of electro-luminescent displays founded in 2000. From 1995 to 2000, Dr. Wagner served as a strategic advisor to the management of Ericsson Mobile LM. From 1984 to 1992, Dr. Wagner was a founder and served as chairman of Technophone, a mobile telephone manufacturer which was then the worldwide number three in sales prior to its acquisition by Nokia. From 1973 to 1977, Dr. Wagner served as the Assistant Secretary General of the UNDP. From 1969 to 1973, Dr. Wagner served as the CEO of SONAB AB, Sweden's second largest communication equipment manufacturer. From 1963 to 1969, Dr. Wagner served as the COO of Incentive AB, Sweden's largest technical conglomerate. Dr. Wagner holds a Masters degree in Chemical Engineering, an MBA degree from the Stockholm School of Economics and a Ph.D. from the Massachusetts Institute of Technology. Dr. Wagner qualifies as an independent director under applicable Nasdaq rules.

Yossi Ben Shalom. Mr. Ben Shalom has served as a director of the Company since January, 2003. Mr. Ben Shalom is a co–founder of DBSI Investments Ltd. Before establishing DBSI Investments, Mr. Ben-Shalom had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR - Nasdaq) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom serves as an active director on numerous boards, including, among others, on the boards of NICE Systems (NICE - Nasdaq) - computer telephony; Machteshim Agan – chemicals; and Bank Klali. Mr. Ben-Shalom served as an active chairman in successful turnaround programs, such as at Eurocar Israel, American Express Israel and Scopus Technologies. Mr. Ben Shalom holds a BA in Economics and an MA in Business Management from Tel Aviv University. Mr. Ben Shalom qualifies as an independent director under applicable Nasdaq rules.

B. COMPENSATION

The aggregate compensation paid by us and our subsidiaries to all persons who served in the capacity of director and executive officer for the year ended December 31, 2003 (10 persons of which 1 no longer serves in such capacity) was approximately $ 365,000, which includes approximately $ 35,000 set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The Company does not pay directors' fees to its directors.

During fiscal 2003, all persons who served in the capacity of director and executive officer for the year ended December 31, 2003 (10 persons of which 1 no longer serves in such capacity), were granted options to purchase a total of 525,000 Ordinary Shares at an average price of $ 9.44 per share, with vesting terms of 2-4 years, out of which 112,000 options to purchase Ordinary Shares at an average price of $ 17.7 per share, are still subject to the approval and ratification of our shareholders. All options were granted pursuant to our then current share option and incentive plans (see in Item 6.E below the paragraph titled "Share Option Plans and recent changes in Israeli law").

C. BOARD PRACTICES

Terms of Office

Directors are elected by an ordinary resolution at the Annual General Meeting of our shareholders. All directors of the Company, other than "External directors under the Companies Law (see in this Item 6.C below the paragraph titled "External Directors") who serve for a period of three years after their election, serve until the next Annual General Meeting, unless their offices are vacated earlier under any relevant provision of our Articles of Association.

We have entered into employment agreements with all of our executive officers similar in form to the agreements entered into with all of our other employees. These agreements are subject to termination by either party, with or without cause, in most cases on either 30 or 60 days' notice, depending on the agreement. Under these agreements with our Israeli executive officers, we and the employee each contribute a percentage of the salary of the employee to a fund known as "Managers' Insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum of payment upon retirement and securing severance pay, if legally entitled, upon termination of employment. Each employee who agrees to participate contributes an amount equal to 5% of his or her salary and we contribute between 13.3% and 15.8% of his or her salary. Israeli law generally requires severance pay, which may be funded by Managers' Insurance, upon the retirement or death of an employee or termination of employment without due cause. These agreements all contain provisions standard for a company in our industry regarding non competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is limited in Israel.

Alternate Directors

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director. Any alternate director will have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her provides otherwise) and the right to remuneration. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes:

- an employment relationship;

- a business or professional relationship maintained on a regular basis;

- control; and

- service as an office holder.

No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an out external side director.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

1. at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

2. the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director will be three years and may be extended for an additional three years. Each committee of a company's board of directors will be required to include at least one external director and the audit committee of a company's board of directors is required to include both the external directors. We have appointed Yair Shoham and Itsik Onfus as external directors pursuant to the Companies Law.

An external director is entitled to compensation as provided in regulations to be adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Independent Directors

Our Ordinary Shares are listed for quotation on The Nasdaq National Market and thus we are subject to the rules of The Nasdaq National Market applicable to quoted companies as well as to the applicable provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the rules and regulations thereunder. Under the rules, we are required to appoint a minimum of three (3) Independent Directors. The independence standard under the rules excludes any person who is a current employee of the Company or who has been an employee of the Company for a certain period of time as well as the immediate family members of an executive officer of the Company. Messrs. Ayalon, Onfus, Shoham, Ben-Shalom and Dr. Wagner serve as Independent Directors and meet the independence standard of the above rules.

Audit Committee

Under the Companies Law, the board of directors of any publicly traded company must appoint an audit committee, comprised of at least three directors including all of the external directors but excluding: (a) the chairman of the board of directors; (b) any controlling shareholder or relative of a controlling shareholder; or (c) any director employed by the company or who provides services to the company on a regular basis. Under the Nasdaq rules, we are required to have at least three independent directors on the audit committee. In addition, Nasdaq requires that the members of the audit committee (a) not have any relationship to the company that may interfere with the exercise of their independence, and (b) must be financially literate.

The roles of our audit committee under the Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company's outside auditors.

In addition to such functions as the audit committee may have under the Companies Law or under the Nasdaq rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management's conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the company's financial statements. The audit committee reviews with management and our outside auditors the audited financial statements included in our Annual Report on Form 20-F and our interim quarterly financial results included on Form 6-K.

The audit committee must observe the independence of our outside auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, replace our outside auditors.

In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of our company and the power to retain outside counsel, auditors or other experts for this purpose.

Our audit committee currently consists of Itsik Onfus, Yair Shoham and Yossi Ben Shalom.

Financial Expert

Under Sarbanes-Oxley, one of the Audit Committee members must have accounting or related financial management expertise. Our Board of Directors has recognized Mr. Ben Shalom, based on all of the requirements set forth in the applicable rules and regulations, as our "financial expert" and we believe that we are in compliance with this requirement.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by its audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the company's independent accountant or its representative. We have appointed an internal auditor in accordance with the requirements of the Companies Law.

D. EMPLOYEES

As of May 1st, 2004, we had 394 employees, including 60 employees in administration and accounting, 120 in sales and marketing, 142 in research and development and 72 in operations. Of these 394 employees, 321 were based in Israel, 35 in the United States and 38 in other countries.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, by order of the Israeli Ministry of Labor and Welfare, we and our Israeli employees are subject to provision of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We believe that the benefits and working conditions that we provide to our employees are above the required minimum. Our employees are not represented by a labor union. We have written employment contracts with virtually all of our employees and we believe that our relations with our employees are satisfactory.

E. SHARE OWNERSHIP

As of May 1, 2004, the aggregate number of our Ordinary Shares beneficially owned by our directors and executive officers as a group was 3,806,649, and includes options to purchase up to 296,000 Ordinary Shares which are exercisable or will become exercisable within 60 days of May 1, 2004. The weighted average exercise price of these options was $ 5.54 per share.

Share Option Plans and Recent Changes in Israeli Law

The Company previously had two incentive share option plans in place, the Incentive and Restricted Share Option Plan (the "IRSO Plan") and the Section 102 Share Option Plan (the "102 Plan" and, together with the IRSO Plan, the "Old Plans"). The respective term of each of the Old Plans expired on February 15th, 2003.

In replacement of the Old Plans and in lieu of recent revisions (the "Tax Reform") to the Israeli Income Tax Ordinance (New Version) 1961 (the "Tax Ordinance") requiring the adoption of certain adjustments concerning the issuance of share options to Israeli employees, the Company adopted, by way of a resolution of the Board of Directors on November 5th, 2002 and a resolution of the shareholders of the Company on December 17th, 2002, its new omnibus 2003 Stock Option and Restricted Stock Incentive Plan (the "New 2003 Plan"). Following is a brief review of each of the Old Plans, of the New 2003 Plan and of the Tax Reform:

Incentive and Restricted Share Option Plan

Under the IRSO Plan, we were authorized to grant options for up to 3,000,000 Ordinary Shares to our employees, directors and consultants. The exercise price per share for an incentive share option could not be less than the market value of the Ordinary Shares on the date the option was granted. Incentive options granted under the IRSO Plan in accordance with the terms thereof were intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Any options that were cancelled or forfeited before expiration became available for future grant under the IRSO Plan. The IRSO Plan expired on February 15th, 2003.

Section 102 Share Option Plan

Under the 102 Plan, we were authorized to grant options to purchase an aggregate of 4,000,000 Ordinary Shares to our Israeli employees. The exercise prices of options granted under the 102 Plan were determined by our Board of Directors at the time of the grant, and such granted options usually expire no later than ten years from the date of grant. Any options that were cancelled or forfeited before expiration became available for future grant under the 102 Plan. The 102 Plan expired on February 15th, 2003.

Prior to the revision of the Tax Ordinance, pursuant to Section 102 thereof and the rules promulgated thereunder (including the requirement that the options and/or the resulting shares be deposited with a trustee for at least two years), the tax on the benefit arising to the employee from the grant and exercise of options as well as from the allotment of Ordinary Shares under these options is deferred until the transfer of the options and/or Ordinary Shares to the employee's name or upon the sale of those options and/or Ordinary Shares. We will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the 102 Plan at a price exceeding the exercise price, when the related capital gains tax is payable by the employee.

The New 2003 Plan

Under the New 2003 Plan, the Company has reserved five million (5,000,000) Ordinary Shares for the granting of awards to the employees, officers, directors, service providers and consultants of the Company and of any subsidiary of the Company. The New 2003 Plan is intended to enable the Company to issue awards under varying tax regimes, including without limitation (i) pursuant and subject to the provisions of the Tax Ordinance; (ii) incentive stock options within the meaning of Section 422 of the Code; (iii) nonqualified stock options; (iv) shares of restricted stock; and (v) other share-based awards. Apart from issuance under the relevant tax regimes in the State of Israel and the United States of America, the New 2003 Plan contemplates issuances of awards in other jurisdictions, with respect to which the Board of Directors is empowered to make the requisite adjustments in the New 2003 Plan and set forth the relevant conditions in the Company's agreement with the grantee in order to comply with the requirements of the tax regimes in any such jurisdictions.

Awards may be granted pursuant to the New 2003 Plan from time to time within a period of ten (10) years from the date the New 2003 Plan was adopted by the Board of Directors. The exercise prices of options granted under the New 2003 Plan is to be determined, subject to applicable law, by the Board of Directors at the time of the grant, and such granted options usually expire no later than ten years from the date of grant. Any of the Ordinary Shares reserved under the New 2003 Plan, which may remain unsold and which are not subject to outstanding options at the termination of the New 2003 Plan, shall cease to be reserved for the purpose of the New 2003 Plan. If any outstanding award under the New 2003 Plan should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the Ordinary Shares allocable to the unexercised, canceled or terminated portion of such award shall (unless the New 2003 Plan shall have been terminated) become available for subsequent grants of awards under the New 2003 Plan.

Aggregate Amounts of Outstanding Options

As of May 1, 2004, under the Old Plans and the New 2003 Plan we had, in the aggregate, outstanding options for 5,591,389 Ordinary Shares at an average exercise price of $ 9.13 per Ordinary Share, and with expiration dates ranging from August, 2003 to March, 2014 (out of which 112,000 options to purchase Ordinary Shares at an average price of $ 17.7 per share, are still subject to the approval and ratification of our shareholders).

Revisions to the Tax Ordinance

The Tax Reform created a new tax structure for taxing stock or stock options that the Company grants to its Israeli employees, while the existing tax structure will continue to apply to the issuance of options to external service providers and to the controlling owners of the Company, who are not considered to be 'employees' of the Company for the purposes of Section 102 of the Tax Ordinance. As a general rule, a company can choose to issue options or shares through a trustee or without a trustee. If such company chooses the trustee track, it must further opt for either the 'ordinary income track' or the 'capital gains track' and this decision is then binding on the company and on all similarly situated office-holders for the subsequent two years.

We have chosen to issue shares and options through a trustee, who has been authorized by the tax authorities in accordance with and for the period set by law and, as a result, neither the issuance of shares or options to those of our eligible employees, nor the exercise by such employees of their options, will be taxable. The tax will be imposed only when the shares are sold by the trustee or transferred to the employee, whichever is earlier. We have notified the tax authorities of our opting for the 'capital gains track' in accordance with the requirements of the Tax Ordinance.

As a result of our choosing the 'capital gains track,' in the event that the trustee holds the shares until the end of the required holding period, which is at least 2 years from the end of the tax year in which the shares or options were issued to the trustee, the value of the benefit to the employee will be considered to be capital gain and he or she will be taxed at a rate of 25%. In addition, we will not be able to deduct expenses for tax purposes. As our Ordinary Shares are registered on a stock exchange, a part of the profit that reflects the value of the benefit to the date of issuance will be considered as ordinary income by the employee and we will be able to deduct this as a salary expense, with the balance being deemed as capital gains and taxable at 25% which we will not be able to deduct as an expense. Had we chosen the 'ordinary income (employment income) track', the employee would have been considered as having received employment income in an amount equal to the benefit (consideration at date of sale, less share option exercise price and expenses from the purchase and sale). We would then have been entitled to deduct as a salary expense, the same amount as the employee would have received in income. The required holding period by the trustee under the 'ordinary income (employment income) track' is one year from the end of the tax year in which the options or shares were issued to the employee.

The Employee Stock Purchase Plan — Global Non-U.S. (the "Global ESPP plan"); and the Employee Stock Purchase Plan — U.S. (the "U.S. ESPP plan")

The purpose of the ESPP plans is to enable our employees to purchase M-Systems' shares through accumulated payroll deductions. The Global ESPP plan is available to all of our non-U.S. employees. The U.S. ESPP plan is available to our U.S. employees and contains certain provisions intended to qualify the U.S. ESPP plan as an "employee stock purchase plan" under Section 423 of the Code.

The terms of our ESPP plans (both Global and U.S.) provide that any of our employees (with certain restrictions in the U.S. ESPP Plan), if he or she so chooses, can elect before any "Offering Period" to have any whole percentage between 1% and 10% deducted from his salary and allocated to buy M-Systems shares. An "Offering Period" is a six-month period, with a new Offering Period beginning on May 15 and November 15 each year (unless changed by the Board of Directors). The price of the shares purchased by the employee — i.e., the number of shares that he will receive in return for the amounts deducted from his salary over the six-month Offering Period — will be determined at the end of the Offering Period and will be equal to the lower of 85% of the closing bid for of M-Systems' shares on (1) the first day of the Offering Period; or (2) the last day of the Offering Period.

Under the Global ESPP plan, we may sell up to 550,000 shares to our employees. Under the U.S. ESPP plan, we may sell up to 200,000 shares to our employees.

The ESPP plans expire in 2011 unless earlier terminated by our Board of Directors.

ITEM 7.   MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the number of Ordinary Shares owned beneficially by all shareholders known to us to own beneficially more than 5% of the outstanding Ordinary Shares on May 1st, 2004.

Name	Ordinary Shares beneficially owned	
	Number	Percent
Dov Moran	2,302,771	6.57%
RS Investment Management Co. LLC [(1)(2)]	2,201,600	6.28%
Fidelity Investments [(2)]	1,923,400	5.49%
Federated Investors, Inc. (Asset Management) [(2)]	1,847,800	5.27%
All directors and executive officers as a group (9 persons) [(3)]	3,806,649	10.86%

(1)   Based on information contained in the most recently filed Report of Form 13-G filed by RS Investment Management Co. LLC, it is the general partner of RS Investment Management, L.P. and the majority shareholder of RS Investment Management, Inc. G. Randall Hecht is the chief executive officer and a control person of RS Investment Management Co. LLC, RS Investment Management, L.P., and RS Investment Management, Inc. RS Investment Management, L.P. is a registered investment adviser and the investment adviser to RS Emerging Growth Fund, a registered investment company.

(2)   Numbers and percentages are based on information provided to the Company from outside sources. We are unable to give accurate percentages of each entity's holdings.

(3)   Also includes options granted to such directors and executive officers of the Company, which are exercisable within 60 days of May 1st, 2004.

As of May 1st, 2004, our Ordinary Shares were held by approximately 74 holders of record. Based on a review of the information provided to us by our transfer agent, 59 holders of record, holding approximately 90.71% of our outstanding Ordinary Shares, were residents of the United States.

Our shareholders do not have different voting rights.

B. RELATED PARTY TRANSACTIONS

In October, 2000, we purchased 586,080 preferred shares of Saifun for approximately $ 10 million. This investment was part of a transaction in which Saifun sold 2,327,323 of its preferred shares to various venture capital and strategic investors for aggregate consideration of approximately $ 39.7 million. Saifun is a private, venture-backed Israeli company engaged in research, development, production and marketing of flash memory products and technology. Boaz Eitan, who was at the time of this transaction a member of our Board of Directors, is the founder, chief executive officer and a director of Saifun. This transaction was approved by our Audit Committee and Board of Directors, in the absence of Dr. Eitan in both cases, in accordance with the provisions of the Companies Law governing approval of related party transactions. Mr. Eitan has ceased to serve as a member of the Company's Board of Directors on December 17th, 2002.

On May 1st, 2003, we entered into a Share Purchase Agreement with Dr. Hans Wagner, a member of our Board of Directors, according to which Dr. Wagner purchased 500,000 of our Ordinary Shares, at a purchase price per share of $ 8.21, for an aggregate investment amount of $ 4,105,000. This transaction was approved by our Audit Committee and Board of Directors, in the absence of Dr. Wagner, in accordance with the provisions of the Companies Law governing approval of related party transactions.

Insurance. We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue and obtain such insurance and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

- A breach of his/her duty of care to us or to another person;

- a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

- A financial liability imposed upon him/her in favor of another person.

Indemnification of Office Holders. Our Articles of Association provide that we may indemnify an office holder against:

- a financial liability imposed on him/her in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his/her capacity as an office holder;

- reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him/her by a court in proceedings we institute against him/her, instituted on our behalf, or instituted by another person, in each case relating to an act performed in his/her capacity as an office holder; and

- reasonable litigation expenses relating to an act performed in his/her capacity as an office holder, including attorneys' fees, expended by the office holder or charged to him/her by a court in a criminal proceeding from which he/she was acquitted, or a criminal proceeding in which he/she was convicted for a criminal offense that does not require proof of intent.

Our Articles of Association also include:

- authorization to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors believes are anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances; and

- authorization to indemnify retroactively an office holder.

We have agreed to indemnify our office holders under indemnification agreements with each office holder, to the maximum extent permitted under the Companies Law.

C. INTEREST OF EXPERT AND COUNSEL

– Not applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated audited financial statements are included in this annual report in "Item 18: Financial Statements."

Legal Proceedings

Other than the litigation set forth below, we are not involved in any legal proceedings that we believe, individually or in the aggregate, will have a material adverse effect on the Company other than the following:

M-Systems and a number of its distributors in Singapore are in litigation procedures with Trek Technology (Singapore) PTE Ltd. a company registered in Singapore ("Trek"). The litigation is taking place in the High Court of Singapore.

In April 2002, Trek received a patent in Singapore on "Portable Data Storage Device". Trek immediately issued 'Cease and Desist' letters to several companies, including M-Systems' distributors / OEMs in Singapore alleging that M-Systems' DiskOnKey product infringes its patent. M-Systems asked Trek to withdraw its letters and was refused. Consequently, On May 17th, 2002 M-Systems filed a lawsuit against Trek for groundless threats and on May 20th, 2002 Trek filed a lawsuit against M-Systems' distributors (and later on M-Systems itself) for patent infringement. M-Systems is under a contractual obligation to indemnify the said distributors and we represent them in all litigation procedures.

M-Systems main defense against Trek's infringement allegations is based on Trek's patent invalidity. The case is still pending before the court in Singapore.

Dividend Distribution Policy

We have never declared or paid any cash dividends on our Ordinary Shares and we do not intend to pay cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and to expand our business.

Under the provisions of our Articles of Association, the declaration of any final cash dividends in respect of any fiscal period requires shareholder approval, which may reduce but not increase such dividend from the amount proposed by our board of directors; provided that any failure by the shareholders to approve a final dividend will not affect any interim dividend which has been paid. Payments of dividends may be subject to withholding and other taxes.

If we declare cash dividends, they could be taxable to the recipient. Because we have received benefits under the Investment Law (see item 10.E below the paragraph titled "Law for the Encouragement of Capital Investments, 1959"), payment of cash dividends during the exemption period granted under the Investment Law will subject that portion of our income derived from the 'approved enterprise' status granted to us under the Investment Law, to Israeli taxes to which the income would not otherwise be subject. We have decided to reinvest permanently the amount of tax-exempt income derived from our approved enterprises and not to distribute such income as dividends. In the event that we decide to pay a cash dividend from income that is tax exempt, we would be liable for corporate tax on the amount distributed at the rate of 20%. Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law.

B. SIGNIFICANT CHANGES

– Not applicable

ITEM 9.   THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

4. The following table lists the high and low last reported sales prices on Nasdaq for the periods indicated:

Yearly Figures

	High	Low
1999:	$ 34.00	$ 3.63
2000:*	$ 44.25	$ 11.94
2001:	$ 16.56	$ 3.92
2002:	$ 12.59	$ 4.95
2003	$ 22.49	$ 5.20

Quarterly Figures

2002:	High	Low
First Quarter	$ 12.59	$ 7.15
Second Quarter	$ 9.86	$ 7.27
Third Quarter	$ 8.68	$ 6.21
Fourth Quarter	$ 8.68	$ 4.95

2003:	High	Low
First Quarter	$ 8.25	$ 5.20
Second Quarter	$ 11.72	$ 6.00
Third Quarter	$ 17.61	$ 11.43
Fourth Quarter	$ 22.49	$ 15.73

2004:		
First Quarter	$ 22.00	$ 16.86

Monthly Figures

2003-2004:		
Most Recent 6 months:	High	Low
November 2003	$ 22.49	$ 18.18
December 2003	$ 20.15	$ 15.78
January 2004	$ 22.00	$ 17.64
February 2004	$ 19.97	$ 16.86
March 2004	$ 20.68	$ 18.20
April 2004	$ 23.15	$ 17.45

*   We effected a two-for-one stock split in September 2000. Accordingly, the share price information for 2000 is adjusted to reflect such stock split. The share price information for 1999 remains unadjusted and reflects the pre-split highs and lows for that year.

On April 30th, 2004, the last reported sale price of our Ordinary Shares was $ 17.45 per share. There is currently no trading market for our Ordinary Shares outside the United States.

B. – Not applicable

C. Our Ordinary Shares were quoted on The Nasdaq Small-Cap Market under the symbol "FLSHF" from our initial public offering in March 1993 through our secondary public offering in August 1996. Since August 8, 1996, our Ordinary Shares have been quoted on The Nasdaq National Market. On March 24, 1999, our ticker symbol was changed to "FLSH."

D. – Not applicable

E. – Not applicable

F. – Not applicable

ITEM 10.   ADDITIONAL INFORMATION

A. SHARE CAPITAL

– Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

The objects and purposes of our company appear in our Memorandum of Association and include taking all actions permissible under applicable laws.

Approval of Specified Related Party Transactions

The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director's service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director's service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval.

The Companies Law also provides that a director with an interest in an extraordinary transaction brought before the board of directors or the audit committee for its approval may not vote on the approval and may not be present for the discussion of the issue. However, this rule would not apply if a majority of the directors or a majority of the members of the audit committee also possessed an interest in the transaction.

Under our Articles of Association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our Articles of Association to be exercised or taken by our shareholders, including the power to borrow money for the purposes of our company.

Our directors are not subject to any age limit requirement, nor are they disqualified from serving on the Board of Directors because of a failure to own certain amount of our shares.

Rights, Preferences and Restrictions on Shares

Our Articles of Association authorize one class of shares, which are our Ordinary Shares. We may declare a dividend to be paid to the holders of our Ordinary Shares and allocated among them in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective shareholdings, without taking into account any premium paid for the shares. Our Board of Directors may declare dividends only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. Our Articles of Association provide that our Board of Directors may propose a final dividend in respect of any fiscal period but that such dividend shall be payable only after approved by our shareholders. All unclaimed dividends may be invested or otherwise used by the Board of Directors for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend.

If we liquidate, after satisfying liabilities to creditors and subject to the rights of holders of shares, if any, with any special rights upon winding up, our assets will be distributed to the holders of Ordinary Shares in proportion to their holdings.

Holders of Ordinary Shares have one vote for each - paid-up Ordinary Share held of record on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Our Articles of Association provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our Ordinary Shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of Ordinary Shares representing more than 50% of the voting power in our company have the power to elect all directors.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our Board of Directors may make calls for upon shareholders in respect of any sum that has not been paid up in respect of any shares held by those shareholders.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

- Any amendment to the Articles of Association;

- An increase in the company's authorized capital;

- A merger; or

- Approval of some of the acts and transactions that require shareholder approval.

A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

Modifications of Share Rights

Under our Articles of Association, the rights attached to any class may be varied by adoption of the necessary amendment of the Company's Articles of Association, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the shareholders present at the meeting, in person or by proxy, and voting on the issue approve the change. Our Articles of Association differ from the Companies Law in this respect, as under the law changes in the rights of shareholders require the consent of at least 50% of the voting power of the affected class represented at the meeting and voting on the change. Our Articles of Association require for quorum at a meeting of a particular class of shares the presence of two shareholders holding at least 25% of the voting power of that class. Our Articles of Association - may be amended by majority of the voting power of our company represented at a shareholders meeting and voting thereon, except that the provisions of our Articles of Association relating to mergers and acquisitions can only be amended by a vote of 75% of the voting power of our company represented at a meeting and voting thereon.

Shareholders Meetings and Resolutions

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Our Board of Directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of directors of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

The quorum required by our Articles of Association for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power in our company. A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decides. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

Our Articles of Association enable our Board of Directors to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days, or any longer period permitted under the Companies Law, nor less than 4 days before the date of the meeting. Each shareholder of record as of the record date determined by the Board of Directors may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

Limitation on Ownership of Securities

The ownership and voting of our Ordinary Shares by non-residents of Israel are not restricted in any way by our Articles of Association or by the laws of the State of Israel, except for shareholders who are subjects of countries which are enemies of the State of Israel.

Mergers and Acquisitions; Anti-takeover Provisions

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger. Our Articles of Association require approval of a merger or acquisition by a vote of the 75% of our company's voting power, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or by any person holding at least 25% of such other party are excluded from the vote. The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

A merger may not be completed unless at least 70 days have passed from the time that a Merger Proposal (as defined in the Companies Law) has been filed with the Israeli registrar of companies.

The Companies Law also provides that the acquisition of shares in a public company on the open market (i.e., from other shareholders of the company) must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 50% shareholder of the company.

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution passed by a majority of the voting power of our company present, in person or by proxy, at a general meeting and voting on such change in the capital. In addition, certain transactions which have the effect of reducing capital, such as the declaration and payment of dividends under certain conditions and the issuance of shares for less than their nominal value, require a resolution of the Board of Directors and court approval.

Material Contracts

On July 29, 2003, we announced a set of new agreements with Toshiba that broadened our existing strategic relationship (see Item 4.B above the paragraph titled "Expanded Toshiba Relationship").

On December 31, 2003, we entered into a Strategic Agreement with Samsung broadening our existing relationship (see Item 4.B above the paragraph titled "Expanded Samsung Relationship").

Other than the agreements referred to above, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

D. EXCHANGE CONTROLS

Under Israeli law, foreign currency transactions are generally permitted, except for transactions that are specifically restricted. Among these restricted transactions are foreign currency transactions by institutional investors, including investments outside of Israel by pension funds and insurers, as well as futures contracts by foreign residents for periods of more than one month.

Holders of Ordinary Shares are able to convert dividends and liquidation distributions into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, pursuant to a general permit issued by the Controller of Foreign Exchange at the Bank of Israel under the Currency Control Law, 1978, provided that Israeli income tax has been withheld by us with respect to such amounts.

Our Ordinary Shares may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by our Memorandum of Association or Articles of Association or by the laws of the State of Israel.

E. TAXATION

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of certain Israeli Government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 36%. However, the effective rate of tax of a company that derives income from an 'approved enterprise' (as referred to below) may be considerably lower (see in this Item 10.E below the paragraph titled "Law for the Encouragement of Capital Investments, 1959").

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the 'Tax Reform', came into effect.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

- Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

- Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

- Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

- Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of our Ordinary Shares, see "Capital Gains Taxes on Sales of our Ordinary Shares" below;

- Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

- Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividend is income that was derived outside of Israel.

Law for the Encouragement of Industry (Taxes), 1969

We currently qualify as an "industrial company" under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"). A company qualifies as an "industrial company" if it is resident in Israel and at least 90% of its income in a given tax year, determined in NIS (other than income from certain types of loans, capital gains, interest and dividends), is derived from industrial enterprises owned by that company. An "industrial enterprise" is defined as an enterprise whose major activity in a particular tax year is industrial manufacturing activity. See Note 12 to our Consolidated Financial Statements.

Under the Industry Encouragement Law, an industrial company is entitled to deduct the purchase price of patents and certain other intangible property rights (other than goodwill) over a period of eight years, beginning with the year in which such rights were first used.

An industrial company may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date of commencement of operation and the number of work shifts. An industrial company owning an 'approved enterprise' may choose between such special depreciation rates and the depreciation rates available to 'approved enterprises'.

Qualification as an industrial company under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israel government authority. No assurance can be given that we will continue to qualify as an industrial company or that we will, in the future, be able to take advantage of any tax benefits available to industrial companies.

Law for the Encouragement of Capital Investments, 1959

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center, be designated as an 'approved enterprise'. Each certificate of approval for an 'approved enterprise' relates to a specific investment program delineated both by its financial scope, including its capital resources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific 'approved enterprise'. If a company has more than one approval, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

Most of our current production facilities have been granted the status of an 'approved enterprise' under the Investment Law, in six separate investment programs. Under the Investment Law, we have chosen the "alternative benefits" option and have waived Government grants in return for a tax exemption. These programs provide us with the tax benefits described below. Under the terms of our 'approved enterprise' programs, our income from 'approved enterprises' will be tax exempt for periods of 2-4 years (except with respect to income from our Omer facility, which will be tax-exempt for 10 years), commencing with the year in which we first earn taxable income from the relevant 'approved enterprise', and is subject to a reduced tax rate for an additional period of up to a total of ten years from when the tax exemption began. The reduced tax rate is imposed at a rate of between 10% and 25%, depending on the percentage of M-Systems' shares held by non-Israelis during that remaining period (the more shares held by non-Israelis, the lower the tax rate). The tax benefits periods described above will end upon the earlier of (a) 12 years from the year of commencement of production, or (b) 14 years from the year of approval of 'approved enterprise' status).

A company that has elected the alternative package of benefits, like we have, and that subsequently pays dividend out of income derived from the 'approved enterprise' during the tax exemption period, will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate that would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our Ordinary Shares). The dividend recipient is taxed at the reduced rate applicable to dividends from 'approved enterprises' (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter.

The Investment Law also provides that an 'approved enterprise' is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

Any future applications we make to the Investment Center will be reviewed separately, and decisions as to whether or not to approve such applications will be based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives we set forth in such applications and on certain financial criteria. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an 'approved enterprise' are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described below. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest. We believe that our 'approved enterprises' operate in substantial compliance with all of these conditions and criteria.

As of December 31, 2001, we generated a total of approximately $ 35 million of net operating loss carryforwards in Israel. These Israeli net operating loss carryforwards have no expiration date. The tax benefits granted to an 'approved enterprise' are not available to us with respect to the income of our subsidiaries. The actual amount of the benefits associated with the 'approved enterprise' program will depend upon a number of factors, including whether these tax incentives are renewed or if the tax authorities successfully challenge the manner in which profits are recognized among our subsidiaries or within specified tax jurisdictions.

Taxation under Inflationary Conditions

The Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law"), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli CPI, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation's equity exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli CPI. We are taxed under this law. The discrepancy between the change in (1) the Israeli CPI and (2) the exchange rate of Israeli currency in relation to the dollar, may in future periods cause significant differences between taxable income and the income measured in dollars as reflected by our financial statements (which are measured in dollars). In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the Israeli CPI.

Withholding and Capital Gains Taxes Applicable to Non-Israeli Shareholders

The State of Israel imposes income tax on nonresidents of Israel on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an 'approved enterprise', on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel, the maximum tax on dividends paid to a holder of Ordinary Shares who is a U.S. resident (as defined in the treaty) is 25%.

Capital Gains Taxes on Sales of our Ordinary Shares

Israeli law imposes a capital gains tax on the sale of securities and other capital assets. In general, the capital gains tax rate on the sale of publicly-traded securities of an Israeli company is 15% for gains accrued after December 31, 2002. However, non-residents of Israel, who do not maintain a permanent establishment within Israel, are exempt from Israeli capital gains tax on the sale of our shares.

A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Israel presently has no estate or gift tax.

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a holder of our Ordinary Shares, referred to for purposes of this discussion as a "U.S. Holder", that is:

- A citizen or resident of the United States;

- A corporation created or organized in or under the laws of the United States or of any state thereof;

- An estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

- A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase Ordinary Shares. This summary considers only U.S. Holders that will own Ordinary Shares as capital assets.

This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including:

- Taxpayers who are broker-dealers or insurance companies;

- Taxpayers who have elected mark-to-market accounting;

- Tax-exempt organizations;

- Financial institutions or "financial services entities";

- Taxpayers who hold Ordinary Shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

- Taxpayers who own directly, indirectly or by attribution at least 10% of our voting power; and

- Taxpayers whose functional currency is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

Additionally, this discussion does not consider the tax treatment of partnerships or persons who hold Ordinary Shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax.

INDIVIDUAL HOLDERS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares

A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares, including the amount of foreign taxes, if any, withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of a capital asset.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distributions received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Ordinary Shares to the extent such U.S. Holder has not held the Ordinary Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Ordinary Shares are not counted toward meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

Taxation of the Disposition of Ordinary Shares

Generally, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the Ordinary Shares, which is usually the cost of such shares, and the amount realized on the disposition. If, as anticipated, the Ordinary Shares are publicly traded, a disposition of shares will be considered to occur on the "trade date," regardless of the holder's method of accounting. Capital gain from the sale, exchange or other disposition of Ordinary Shares held more than one year is long-term capital gain and is eligible for a maximum 20% rate of taxation for non-corporate holders. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Ordinary Shares is subject to limitations.

Information Reporting and Backup Withholding

Dividend payments with respect to the Ordinary Shares and proceeds from the sale, exchange or redemption of Ordinary Shares may be subject to information reporting to the Internal Revenue Service ("IRS") and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's tax liability, and a U.S. Holder may obtain a refund of any excess amount withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Tax Consequences of Passive Foreign Investment Company (PFIC) Status

We will be deemed a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be deemed to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes, among other things, amounts derived by reason of the temporary investment of funds raised in offerings of our Ordinary Shares. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below):

- Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for Ordinary Shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

- The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of Ordinary Shares will also be treated as an excess distribution and will be subject to tax as described above.

- The tax basis in shares of our stock that were acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower than fair market value.

The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a 'qualified electing fund' ("QEF") in the first taxable year in which the U.S. Holder owns Ordinary Shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share or the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share or the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

A U.S. Holder of PFIC stock which is publicly traded could, instead of making a QEF election, elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent or net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We reasonably believe that we were not a PFIC for 2003. We base our belief that we were not a PFIC in 2002 on a tax valuation made by an independent "big 4" U.S. accounting firm for the fiscal year 2001 and further calculations that we have made in comparison to such tax valuation and the facts set forth in such tax valuation. However, we did not obtain any new tax valuation with respect to either 2002 of 2003. There can be no assurance, however, that the IRS will not determine that we are a PFIC. Furthermore, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure you that we will not be treated as a PFIC in any of 2001, 2002, 2003 or in future years.

U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including as to the advisability of choosing to make a QEF election, a "protective" QEF election, or an election to mark the shares to market annually.

F. DIVIDENDS AND PAYING AGENTS

– Not applicable

G. STATEMENT BY EXPERTS

– Not applicable

H. DOCUMENTS ON DISPLAY

All documents referenced herein concerning us are archived at our principal offices located at:

7 Atir Yeda St.,
Kfar Saba, Israel.

I. SUBSIDIARY INFORMATION

– Not applicable

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including changes in foreign currency exchange rates, changes in interest rates and weak economic conditions in foreign markets. However, we do not use derivative financial instruments in our investment portfolio to hedge foreign currency, interest rate or other types of market risks.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our short term deposits and investments. The majority of our cash is held in U.S. dollars and bears interest at various rates based upon the London Inter Bank Offered Rate (LIBOR). These deposits are placed with high quality U.S. and European banks. Approximately half of our cash is currently invested in bonds featuring credit ratings of A or higher. The bonds possess terms of up to six (6) years.

Foreign Currency Exchange and Inflation Risk

Most of our revenues generated and costs incurred outside of the United States are generally denominated in dollar currencies. Costs not effectively denominated in United States dollars are translated to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We do not generally engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in United States dollars and currencies other than NIS, and a substantial portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risk by the amount that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar and other currencies or if the timing of the devaluation lags behind inflation in Israel.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

– Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

– Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

– Not applicable

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures - The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2003. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

(b) - **Not yet applicable**

(c) - **Not yet applicable**

(d) Changes in Internal Control Over Financial Reporting - There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee financial expert, Mr. Yossi Ben Shalom (See in Item 6.A "Directors and Senior Management" synopsis of Mr. Ben Shalom's biography).

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer.

You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

M-Systems Flash Disk Pioneers Ltd.
7 Atir Yeda St., Kfar Saba
Israel 44425

Attn. Legal Department
Telephone: (972)-9-764-5000

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

During each of the last two fiscal years, Kost, Forer, Gabbay & Kasierer, a member of Ernst and Young Global, has acted as the Company's independent auditors.

Audit fees

Ernst & Young billed the Company approximately $ 81,853 for audit services for 2003, including fees associated with the annual audit and consultations on various accounting issues. Ernst & Young billed the Company approximately $ 64,354 for audit services for fiscal 2002.

Audit-related fees

Ernst & Young billed the Company approximately $ 39,611 for audit-related services for fiscal 2003 and approximately $ 29,832 for audit related services for fiscal 2002. Audit-related services principally include due diligence examinations, reviews of the Company's quarterly financial results submitted on Form 6-K as well as assistance with certain requirements of the SEC regulations.

Tax fees

Ernst & Young billed the Company approximately $ 75,254 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2003. Ernst & Young billed the Company approximately $ 64,403 for tax advice in fiscal 2002.

All other fees

We did not pay Ernst & Young for any fees other than the Audit Fees and Tax Fees described above for fiscal 2003 and 2002.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Ernst & Young each year, the engagement is approved by the Audit Committee of the Board of Directors and by vote of the Company's shareholders at the Company's Annual General Meeting of Shareholders. The Company's Audit Committee has also adopted its own rules of procedure. The Audit Committee's rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2003, the Company's Audit Committee approved all of the services provided by Ernst & Young.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

– Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

– Not applicable

ITEM 17.   FINANCIAL STATEMENTS

– Not applicable

ITEM 18.   FINANCIAL STATEMENTS

See Consolidated Financial Statements, as previously filed on Form 6K and incorporated by reference in our Registration Statement on Form F-3, Amendment No. 3, File No. 333-109338, and incorporated by reference herein.

ITEM 19. EXHIBITS

1.1	+	M-Systems' Memorandum of Association, as amended
1.2	++	M-Systems' Articles of Association, as amended
4(a).1	+++	Form of Warrant for Purchase of Ordinary Shares, dated July 23, 1999
4(a).2	++	Purchase Agreement made as of September 17, 2000 between Fortress U&T Ltd. and M-Systems Flash Disk Pioneers Ltd.
4(a).4	* !!	Development and Supply Agreement dated April 18, 2001 by and between Atmel Rousset, Atmel Sarl, and M-Systems Flash Disk Pioneers Ltd.
4(a).5	** !!	Master Purchase Agreement dated August 10, 1998 by and between Toshiba America Electronic Components, Inc. and M-Systems, Inc.
4(a).6	*	Amendment to the Master Purchase Agreement dated August 23, 2002 by and between Toshiba America Electronic Components, Inc. and M-Systems, Inc., as entered into by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).7	** !!	Development and License Agreement dated June 25, 2002 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).8	!!	Patent License Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).9	!!	Ordinary Shares Purchase Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).10	!!	New Master Purchase Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).11	!!	XDOC Development and License Agreement dated July 15, 2003 by and between Toshiba Corporation and M-Systems Flash Disk Pioneers Ltd.
4(a).12	!!	Strategic Agreement dated December 31, 2003 by and between Samsung Electronics Co., Ltd., and M-Systems Flash Disk Pioneers Ltd.
4(b)(i)	++++	Share Purchase Agreement dated May 1st, 2003, by and between M-Systems Flash Disk Pioneers Ltd. and Dr. Hans Wagner
8		List of M-Systems' Subsidiaries and where they are incorporated
12.1		Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
12.2		Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
13(a).1		Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13(a).2		Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15(a).1		Consent of Kost Forer Gabbay & Kasierer (formerly Kost Forer & Gabbay)
15(a).2		Consent of BDO Seidman, LLP
15(a).3	***	Consolidated Financial Statements

+	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 33-55838, and incorporated by reference herein.
++	Previously filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, and incorporated by reference herein.
+++	Previously filed as an exhibit to our Registration Statement on Form F-1, File No. 333-11450, and incorporated by reference herein.
++++	Previously filed as an exhibit to our original Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and incorporated by reference herein.
*	Previously filed as an exhibit to our Annual Report on Form 20-F/A Amendment No. 2 for the fiscal year ended December 31, 2002, File No. 001-11712 and incorporated by reference herein..
**	Previously filed as an exhibit to our Annual Report on Form 20-F/A Amendment No. 3 for the fiscal year ended December 31, 2002, File No. 001-11712 and incorporated by reference herein.
***	Previously filed on Form 6K and incorporated by reference in our Registration Statement on Form F-3/A, Amendment No. 3, File No. 333-109338, and incorporated by reference herein.
!!	Portions of the agreement and/or exhibits have been omitted pursuant to a request for confidential treatment provided to the SEC.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, M-Systems hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf on the 30th day of June, 2004.

M-SYSTEMS FLASH DISK PIONEERS LTD.

By: /s/ Dov Moran
Dov Moran,
President and Chief Executive Officer